Exhibit 99.2

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Years Ended December 31, 2014 and 2013 and

Independent Auditors’ Report

REPRESENTATION LETTER

The entities that are required to be included in the consolidated financial statements of affiliates in accordance with the “Criteria Governing Preparation of Affiliation Reports, Consolidated Business Reports and Consolidated Financial Statements of Affiliated Enterprises” for the year ended December 31, 2014 are all the same as those included in the consolidated financial statements of Chunghwa Telecom Co., Ltd. and its subsidiaries prepared in conformity with the International Accounting Standard 27 “Consolidated and Separate Financial Statements”. Relevant information that should be disclosed in the consolidated financial statements of affiliates is included in the consolidated financial statements of Chunghwa Telecom Co., Ltd. and its subsidiaries. Hence, we do not prepare a separate set of consolidated financial statements of affiliates.

Very truly yours,

CHUNGHWA TELECOM CO., LTD.

By

Lih-Shyng Tsai
Chairman

February 13, 2015

INDEPENDENT AUDITORS’ REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

We have audited the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and its subsidiaries (the “Company”) as of December 31, 2014 and 2013, the related consolidated statements of comprehensive income and change in equity and cash flows for the years ended December 31, 2014 and 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2014 and 2013, and their consolidated financial performance and their consolidated cash flows for the years ended December 31, 2014 and 2013, in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), IFRIC Interpretations (IFRIC), and SIC Interpretations (SIC) endorsed by the Financial Supervisory Commission of the Republic of China.

We have also audited the parent company only financial statements of Chunghwa Telecom Co., Ltd. as of and for the years ended December 31, 2014 and 2013 on which we have issued an unqualified report.

/S/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
The Republic of China

February 13, 2015

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ report and consolidated financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2014 AND 2013

(In Thousands of New Taiwan Dollars)

	2014		2013
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 3 and 6)	$23,559,603	5	$14,585,105	3
Financial assets at fair value through profit or loss (Notes 3 and 7)	1,163	—	337	—
Available-for-sale financial assets (Notes 3 and 8)	—	—	24,267	—
Held-to-maturity financial assets (Notes 3 and 9)	3,456,747	1	4,264,104	1
Trade notes and accounts receivable, net (Notes 3, 4 and 10)	26,227,999	6	22,900,902	5
Accounts receivable from related parties (Note 38)	81,008	—	69,304	—
Inventories (Notes 3, 4, 11 and 39)	7,096,509	2	7,848,087	2
Prepayments (Notes 12 and 38)	2,444,458	—	2,224,130	1
Other current monetary assets (Notes 13 and 27)	3,325,354	1	4,636,305	1
Other current assets (Notes 19 and 31)	3,219,399	1	3,960,798	1

Total current assets	69,412,240	16	60,513,339	14

NONCURRENT ASSETS
Available-for-sale financial assets (Notes 3 and 8)	3,914,212	1	3,046,182	1
Financial assets carried at cost (Notes 3 and 14)	2,366,530	—	2,423,646	—
Held-to-maturity financial assets (Notes 3 and 9)	4,027,522	1	7,501,743	2
Investments accounted for using equity method (Notes 3 and 15)	2,953,625	1	2,562,293	—
Property, plant and equipment (Notes 3, 4, 16, 38 and 39)	302,650,343	68	302,714,116	69
Investment properties (Notes 3, 4 and 17)	7,620,854	2	8,018,031	2
Intangible assets (Notes 3, 4 and 18)	42,824,626	9	44,398,888	10
Deferred income tax assets (Notes 3 and 31)	1,833,806	—	1,515,408	—
Prepayments (Notes 12 and 38)	3,504,338	1	3,608,487	1
Other noncurrent assets (Notes 19, 27 and 39)	5,601,736	1	4,882,974	1

Total noncurrent assets	377,297,592	84	380,671,768	86

TOTAL	$446,709,832	100	$441,185,107	100

LIABILITIES AND EQUITY

CURRENT LIABILITIES
Short-term loans (Note 21)	$564,400	—	$254,357	—
Financial liabilities at fair value through profit or loss (Notes 3 and 7)	21	—	246	—
Hedging derivative liabilities (Notes 3 and 20)	283	—	—	—
Trade notes and accounts payable (Note 23)	18,518,977	4	15,589,108	4
Payables to related parties (Note 38)	407,965	—	556,809	—
Current tax liabilities (Notes 3 and 31)	3,361,907	1	4,144,076	1
Other payables (Note 24)	24,334,992	6	26,791,769	6
Provisions (Notes 3 and 25)	179,374	—	129,341	—
Advance receipts (Note 26)	9,912,864	2	9,463,535	2
Current portion of long-term loans (Notes 22 and 39)	—	—	300,000	—
Other current liabilities	1,618,957	—	1,598,017	—

Total current liabilities	58,899,740	13	58,827,258	13

NONCURRENT LIABILITIES
Long-term loans (Notes 22 and 39)	1,900,000	—	1,400,000	1
Deferred income tax liabilities (Notes 3 and 31)	132,406	—	101,379	—
Provisions (Notes 3 and 25)	92,660	—	123,464	—
Customers’ deposits (Note 38)	4,757,547	1	4,834,580	1
Accrued pension liabilities (Notes 3, 4 and 27)	6,500,598	2	5,519,103	1
Deferred revenue	3,398,087	1	3,700,949	1
Other noncurrent liabilities	1,514,947	—	1,334,220	—

Total noncurrent liabilities	18,296,245	4	17,013,695	4

Total liabilities	77,195,985	17	75,840,953	17

EQUITY ATTRIBUTABLE TO OWNERS OF THE PARENT (Note 28)
Common stock	77,574,465	17	77,574,465	18

Additional paid-in capital	168,047,935	38	184,620,065	42

Retained earnings
Legal reserve	76,893,722	17	74,819,380	17
Special reserve	2,819,899	1	2,675,894	—
Unappropriated earnings	38,210,062	9	20,744,024	5

Total retained earnings	117,923,683	27	98,239,298	22

Other adjustments	886,147	—	(144,005)	—

Total equity attributable to owners of the parent	364,432,230	82	360,289,823	82

NONCONTROLLING INTERESTS	5,081,617	1	5,054,331	1

Total equity	369,513,847	83	365,344,154	83

TOTAL	$446,709,832	100	$441,185,107	100

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2014 AND 2013

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2014		2013
	Amount	%	Amount	%

REVENUES (Notes 29 and 38)	$226,608,686	100	$227,981,307	100

OPERATING COSTS (Notes 11 and 38)	148,379,560	65	147,359,328	65

GROSS PROFIT	78,229,126	35	80,621,979	35

OPERATING EXPENSES (Note 38)
Marketing	26,139,779	11	25,160,434	11
General and administrative	4,414,439	2	4,190,347	2
Research and development	3,503,665	2	3,654,770	1

Total operating expenses	34,057,883	15	33,005,551	14

OTHER INCOME AND EXPENSES (Note 30)	630,565	—	58,955	—

INCOME FROM OPERATIONS	44,801,808	20	47,675,383	21

NON-OPERATING INCOME AND EXPENSES
Interest income	288,134	—	562,808	—
Other income (Notes 30 and 38)	586,899	—	356,528	—
Other gains and losses (Notes 30 and 38)	130,972	—	(122,911)	—
Interest expense	(46,148)	—	(36,412)	—
Share of the profit of associates and jointly controlled entities accounted for using equity method (Note 15)	797,473	1	674,977	1

Total non-operating income and expenses	1,757,330	1	1,434,990	1

INCOME BEFORE INCOME TAX	46,559,138	21	49,110,373	22

INCOME TAX EXPENSE (Notes 3 and 31)	7,393,460	3	8,270,746	4

NET INCOME	39,165,678	18	40,839,627	18

OTHER COMPREHENSIVE INCOME (LOSS), NET
Exchange differences arising from the translation of the foreign operations	163,629	—	129,318	—
Unrealized gain (loss) on available-for-sale financial assets (Note 30)	878,203	—	(392,685)	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEARS ENDED DECEMBER 31, 2014 AND 2013

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

	2014		2013
	Amount	%	Amount	%
Unrealized loss on cash flow hedges (Notes 20 and 30)	$(283)	—	$—	—
Actuarial loss arising from defined benefit plan (Note 27)	(492,358)	—	(617,049)	—

Share of other comprehensive income of associates and jointly controlled entities accounted for using equity method	5,194	—	(34,566)	—
Income tax relating to each component of other comprehensive income (Notes 27 and 31)	87,043	—	98,567	—

Total other comprehensive income (loss), net of income tax	641,428	—	(816,415)	—

TOTAL COMPREHENSIVE INCOME	$39,807,106	18	$40,023,212	18

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$38,616,176	17	$39,715,693	17
Noncontrolling interests	549,502	—	1,123,934	1

	$39,165,678	17	$40,839,627	18

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$39,240,095	18	$38,858,600	17
Noncontrolling interests	567,011	—	1,164,612	1

	$39,807,106	18	$40,023,212	18

EARNINGS PER SHARE (Note 32)
Basic	$4.98		$5.12

Diluted	$4.97		$5.11

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

YEARS ENDED DECEMBER 31, 2014 AND 2013

(In Thousands of New Taiwan Dollars)

	Equity Attributable to Owners of the Parent (Notes 20 and 28)
						Other Equity
			Retained Earnings			Exchange Differences Arising from the Translation	Unrealized Gain (Loss) on
	Common Stock	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings	of the Foreign Operations	Available-for-sale Financial Assets	Cash Flow Hedges	Total	Non-controlling Interests (Note 28)	Total Equity

BALANCE, JANUARY 1, 2013	$77,574,465	$190,162,430	$70,828,983	$2,675,894	$21,483,854	$(96,930)	$257,991	$—	$362,886,687	$4,441,849	$367,328,536

Appropriation of 2012 earnings
Legal reserve	—	—	3,990,397	—	(3,990,397)	—	—	—	—	—	—
Cash dividends paid by Chunghwa	—	—	—	—	(35,913,099)	—	—	—	(35,913,099)	—	(35,913,099)

Cash dividends paid by subsidiaries to noncontrolling interests	—	—	—	—	—	—	—	—	—	(811,296)	(811,296)

Other changes in additional paid-in capital
Cash distributed from additional paid-in capital	—	(5,589,240)	—	—	—	—	—	—	(5,589,240)	—	(5,589,240)
Change in additional paid-in capital from investments in associates and jointly controlled entities accounted for using equity method	—	41,973	—	—	—	—	—	—	41,973	103,320	145,293
Disposal of investments accounted for using equity method	—	(577)	—	—	—	—	—	—	(577)	(1,501)	(2,078)

Net income for the year ended December 31, 2013	—	—	—	—	39,715,693	—	—	—	39,715,693	1,123,934	40,839,627

Other comprehensive income for the year ended December 31, 2013	—	—	—	—	(552,027)	102,672	(407,738)	—	(857,093)	40,678	(816,415)

Total comprehensive income for the year ended December 31, 2013	—	—	—	—	39,163,666	102,672	(407,738)	—	38,858,600	1,164,612	40,023,212

Exercise of employee stock option of subsidiaries	—	5,498	—	—	—	—	—	—	5,498	44,438	49,936

Compensation cost of employee stock options of a subsidiary	—	—	—	—	—	—	—	—	—	69,579	69,579

Stock bonus issued by a subsidiary	—	(19)	—	—	—	—	—	—	(19)	2,468	2,449

Increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	40,862	40,862

BALANCE, DECEMBER 31, 2013	77,574,465	184,620,065	74,819,380	2,675,894	20,744,024	5,742	(149,747)	—	360,289,823	5,054,331	365,344,154

Appropriation of 2013 earnings
Legal reserve	—	—	2,074,342	—	(2,074,342)	—	—	—	—	—	—
Special reserve	—	—	—	144,005	(144,005)	—	—	—	—	—	—
Cash dividends paid by Chunghwa	—	—	—	—	(18,525,558)	—	—	—	(18,525,558)	—	(18,525,558)

Cash dividends paid by subsidiaries to noncontrolling interests	—	—	—	—	—	—	—	—	—	(796,770)	(796,770)

Other changes in additional paid-in capital
Cash distributed from additional paid-in capital	—	(16,577,663)	—	—	—	—	—	—	(16,577,663)	—	(16,577,663)
Change in additional paid-in capital from investments in associates and jointly controlled entities accounted for using equity method	—	2,252	—	—	—	—	—	—	2,252	(4,060)	(1,808)
Change in additional paid-in capital from share subscription not based on original ownership of a subsidiary	—	2,988	—	—	—	—	—	—	2,988	369	3,357

Net income for the year ended December 31, 2014	—	—	—	—	38,616,176	—	—	—	38,616,176	549,502	39,165,678

Other comprehensive income for the year ended December 31, 2014	—	—	—	—	(406,233)	140,700	889,735	(283)	623,919	17,509	641,428

Total comprehensive income for the year ended December 31, 2014	—	—	—	—	38,209,943	140,700	889,735	(283)	39,240,095	567,011	39,807,106

Compensation cost of employee stock options of a subsidiary	—	—	—	—	—	—	—	—	—	93,287	93,287

Employee stock bonus issued by a subsidiary	—	293	—	—	—	—	—	—	293	5,451	5,744

Increase in noncontrolling interests	—	—	—	—	—	—	—	—	—	161,998	161,998

BALANCE, DECEMBER 31, 2014	$77,574,465	$168,047,935	$76,893,722	$2,819,899	$38,210,062	$146,442	$739,988	$(283)	$364,432,230	$5,081,617	$369,513,847

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2014 AND 2013

(In Thousands of New Taiwan Dollars)

	2014	2013

CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$46,559,138	$49,110,373
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	31,896,394	30,954,469
Amortization	2,218,298	1,237,820
Provision for doubtful accounts	325,691	253,090
Interest expense	46,148	36,412
Interest income	(288,134)	(562,808)
Dividend income	(77,658)	(78,612)
Compensation cost of employee stock options	93,287	69,579
Share of the profit of associates and jointly controlled entities accounted for using equity method	(797,473)	(674,977)
Impairment loss on financial assets carried at cost	23,334	66,342
Provision for inventory and obsolescence	288,364	202,707
Impairment loss on property, plant and equipment	64	254,210
Reversal of impairment loss on investment properties	—	(245,708)
Impairment loss on intangible assets	—	18,055
Gain on disposal of financial instruments	(45,795)	(76,291)
Gain on disposal of property, plant and equipment	(25,276)	(85,512)
Gain on disposal of investment properties	(605,353)	—
Gain on disposal of investments accounted for using equity method	—	(15,425)
Valuation loss (gain) on financial assets and liabilities at fair value through profit or loss, net	(1,142)	676
Loss (gain) on foreign exchange	(164,039)	20,728
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial assets held for trading	91	9,097
Trade notes and accounts receivable	(3,618,366)	1,219,112
Receivables from related parties	(11,705)	(25,366)
Inventories	463,214	(854,692)
Other current monetary assets	1,268,003	(1,283)
Prepayment	(116,179)	(286,905)
Other current assets	741,399	589,110
Increase (decrease) in:
Trade notes and accounts payable	2,972,181	2,075,671
Payables to related parties	(148,844)	(280,521)
Other payables	(1,867,671)	447,383
Provisions	19,229	(13,349)
Advance receipts	449,329	(730,453)
Other current liabilities	12,955	88,473
Deferred revenue	(302,862)	(137,905)
Accrued pension liabilities	489,151	285,251

Cash generated from operations	79,795,773	82,868,751
Interest paid	(42,718)	(36,361)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2014 AND 2013

(In Thousands of New Taiwan Dollars)

	2014	2013

Income tax paid	(8,372,656)	(7,544,166)

Net cash provided by operating activities	71,380,399	75,288,224

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	—	(1,762,132)
Proceeds from disposal of available-for-sale financial assets	81,229	3,984,458
Acquisition of time deposits and negotiable certificate of deposit with maturities of more than three months	(411,000)	(18,198,714)
Proceeds from disposal of time deposits and negotiable certificate of deposit with maturities of more than three months	470,666	37,927,854
Proceeds from disposal of held-to-maturity financial assets	4,257,500	4,236,182
Acquisition of financial assets carried at cost	(59,583)	(60,127)
Proceeds from disposal of financial assets carried at cost	3,489	4,985
Capital reduction of financial assets carried at cost	83,892	36,000
Proceeds from disposal of hedging derivative assets	—	15,288
Derecognition of hedging derivative liabilities	—	(108,433)
Acquisition of investments accounted for using equity method	(252,485)	(90,000)
Proceeds from disposal of investments accounted for using equity method	—	24,182
Capital reduction of investments accounted for using equity method	—	16,387
Acquisition of property, plant and equipment	(32,559,459)	(36,381,555)
Proceeds from disposal of property, plant and equipment	149,260	204,519
Acquisition of intangible assets	(644,165)	(39,871,850)
Proceeds from disposal of investment properties	1,214,908	—
Increase in noncurrent assets	(718,670)	(290,818)
Interest received	339,846	672,249
Cash dividends received	667,067	474,905

Net cash used in investing activities	(27,377,505)	(49,166,620)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	895,000	1,398,522
Repayment of short-term loans	(584,957)	(1,255,638)
Proceeds from long-term loans	348,000	—
Repayment of long-term loans	(148,000)	(358,372)
Increase in repurchase agreement collateralized by bonds	13,000,000	2,925,000
Decrease in repurchase agreement collateralized by bonds	(13,000,000)	(2,925,000)
Decrease in customers’ deposits	(69,047)	(49,979)
Increase in other liabilities	180,728	21,590
Cash dividends and cash distributed from additional paid-in capital	(35,103,221)	(41,502,339)
Proceeds from exercise of employee stock option granted by subsidiaries	—	49,936
Dividends paid into noncontrolling interests	(796,770)	(811,296)
Other change in noncontrolling interests	161,998	41,764

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2014 AND 2013

(In Thousands of New Taiwan Dollars)

	2014	2013

Net cash used in financing activities	(35,116,269)	(42,465,812)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	87,873	(9,159)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	8,974,498	(16,353,367)

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	14,585,105	30,938,472

CASH AND CASH EQUIVALENTS, END OF YEAR	$23,559,603	$14,585,105

The accompanying notes are an integral part of the consolidated financial statements.	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2014 AND 2013

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominant telecommunications service provider of domestic and international fixed-line, Global System for Mobile Communications (“GSM”), and Third Generation (“3G”) in the ROC, Chunghwa is subject to additional regulations imposed by the ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of Chunghwa’s common shares were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common shares were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common shares of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”.

The financial statements are presented in Chunghwa’s functional currency, New Taiwan dollars.

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved and authorized for issue by the Board of Directors on February 13, 2015.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Statement of Compliance

The accompany consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), the International Financial Reporting Interpretations Committee (IFRIC) and SIC Interpretations (SIC) endorsed by the Financial Supervisory Commission (FSC) (the “Taiwan-IFRS”).

Basis of Preparation

The consolidated financial statements have been prepared on the historical cost basis except for certain financial instruments that are measured at revalued amounts or fair values, as explained in the accounting policies below. Historical cost is generally based on the fair value of the consideration given in exchange for assets.

Current and Noncurrent Assets and Liabilities

Current assets include:

a.	Assets held primarily for the purpose of trading;

b.	Assets expected to be realized within twelve months after the reporting period; and

c.	Cash and cash equivalents unless the asset is restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period.

Current liabilities include:

a.	Liabilities held primarily for the purpose of trading;

b.	Liabilities due to be settled within twelve months after the reporting period; and

c.	Liabilities for which the Company does not have an unconditional right to defer settlement for at least twelve months after the reporting period.

Assets and liabilities that are not classified as current are classified as non-current.

Light Era Development Co., Ltd. (LED) engages mainly in development of property for rent and sale. The assets and liabilities of LED related to property development within its operating cycle, which is over one year, are classified as current items.

Basis of Consolidation

a.	Principles for preparing consolidated financial statements

The consolidated financial statements incorporate the financial statements of Chunghwa and entities controlled by the Chunghwa (its subsidiaries).

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with those used by the Company.

All intra-company transactions, balances, income and expenses are eliminated in full upon consolidation.

Attribution of total comprehensive income to noncontrolling interests

Total comprehensive income of subsidiaries is attributed to the owners of the Company and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Changes in the Company’s ownership interests in subsidiaries

Changes in the Company’s ownership interests in subsidiaries that do not result in the Company losing control over the subsidiaries are accounted for as equity transactions. The carrying amounts of the Company’s interests and the noncontrolling interests are adjusted to reflect the changes in their relative interests in the subsidiaries. Any difference between the amount by which the noncontrolling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the parent.

b.	The subsidiaries in the consolidated financial statements

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2014	2013	Note

Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Selling and maintaining mobile phones and its peripheral products	28	28	1)
	Light Era Development Co., Ltd. (“LED”)	Housing, office building development, rent and sale services	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International telecommunications IP fictitious internet and internet transfer services	100	100
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	Telecommunication wholesale, internet transfer services international data and long distance call wholesales to carriers	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing communication and information aggregative services	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Internet communication and internet data center (“IDC”) service	69	69	2)
	Chunghwa International Yellow Pages Co., Ltd. (“CHYP”)	Yellow pages sales and advertisement services	100	100
	Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Investment	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Network services, producing digital entertainment contents and broadband visual sound terrace development	56	56
	Chunghwa Telecom Global, Inc. (“CHTG”)	International data and internet services and long distance call wholesales to carriers	100	100
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Information and communications technology, international circuit, and intelligent energy network service	100	100
	Smartfun Digital Co., Ltd. (“SFD”)	Software retail	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	Telecom business, information process and information provide service, development and sale of software and consulting services in telecommunication	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	License plate recognition system	51	51
	Honghwa International Co., Ltd. (“HHI”)	Telecommunication constructions, telecommunication service agencies and other services	100	100	3)
	New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	Investment	100	100

Senao International Co., Ltd.	Senao International (Samoa) Holding Ltd. (“SIS”)	International investment	100	100

CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunication internet service	100	100

	Chief International Corp. (“CIC”)	Internet communication and internet data center (“IDC”) service	100	100

(Continued)

			Percentage of Ownership
			December 31
Name of Investor	Name of Investee	Main Businesses and Products	2014	2013	Note

Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd. (“Concord”)	Investment	100	100

Spring House Entertainment Tech. Inc.	Ceylon Innovation Ltd. (“CEI”)	International trading, general advertisement and book publishment service	100	100

Light Era Development Co., Ltd.	Yao Yong Real Property Co., Ltd. (“YYRP”)	Real estate management and leasing business	—	100	4)

Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech Co., Ltd. (“CHPT”)	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	48	51	5)
	Chunghwa Investment Holding Co., Ltd. (“CIHC”)	Investment	100	100

Concord Technology Co., Ltd.	Glory Network System Service (Shanghai) Co., Ltd. (“GNSS (Shanghai)”)	Planning and design of software and hardware system services and integration of information system	100	100

Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	100	100
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Sale and maintenance of electronic parts and machinery processed products, and design of printed circuit board	100	100	6)
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Wholesale electronic materials, electronic materials and general retail investment industry	100	100	7)

Senao International (Samoa) Holding Ltd.	Senao International HK Limited (“SIHK”)	International investment	100	100

Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited (“COI”)	Investment	100	100

Senao International HK Limited	Senao Trading (Fujian) Co., Ltd. (“STF”)	Information technology services and sale of communication products	100	100
	Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Information technology services and sale of communication products	100	100
	Senao International Trading (Shanghai) Co., Ltd. (“SEITS”)	Information technology services and maintenance of communication products	100	100
	Senao International Trading (Jiangsu) Co., Ltd. (“SITJ”)	Information technology services and sale of communication products	100	100

Prime Asia Investments Group Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100

Chunghwa Hsingta Company Ltd.	Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Planning and design of energy conservation and software and hardware system services, and integration of information system	100	100
	Jiangsu Zhenhua Information Technology Company, LLC. (“JZIT”)	Intelligent energy conserving and intelligent building services	75	75
	Hua-Xiong Information Technology Co., Ltd. (“HXIT”)	Intelligent system and energy saving system services in buildings	51	51

Chunghwa Precision Test Tech. International, Ltd.	Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	100	—	8)

(Concluded)

1)	The Company owns approximately 28% equity shares of SENAO. However, the Company has four out of seven seats of the board of directors of SENAO through the support of large beneficial shareholders. Therefore, the Company has control over SENAO and the accounts of SENAO are included in the consolidated financial statements.
2)	The Company’s equity ownership of CHIEF decreased from 73.02% to 72.51% as of December 31, 2014 due to CHIEF issued employee stock bonus in July 2014.
3)	Chunghwa established 100% owned subsidiary of Honghwa Human Resources in January 2013. Honghwa Human Resources changed its name to Honghwa International from July 4, 2014.
4)	LED merged YYRP by absorption in October 2014.
5)	The decrease of the Company’s equity ownership of CHPT was due to the exercise of options by CHPT’s employees and CHPT issued employee stock bonus. CHI did not participate in the capital increase of CHPT in August and September 2014 and the ownership interest decreased after the capital increase of CHPT. The Company owned 50.62% and 47.65% equity shares of CHPT as of December 31, 2013 and December 31, 2014, respectively. However, the Company has three out of five seats of the board of directors of CHPT. Therefore, the Company has control over CHPT and the accounts of CHPT are included in the consolidated financial statements.
6)	CHPT established 100% owned subsidiary of CHPT (JP) in January 2013.
7)	CHPT established 100% owned subsidiary of CHPT (International) in July 2013.
8)	CHPT (International) established 100% owned subsidiary of STET.

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of December 31, 2014:

Business Combination

Acquisitions of businesses are accounted for using the acquisition method. Acquisition-related costs are recognized in profit or loss as incurred.

Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any noncontrolling interests in the acquiree, and the fair value of the acquirer’s previously held equity interest in the acquiree over the net of the acquisition-date amounts of the identifiable assets acquired and the liabilities assumed.

Foreign Currencies

In preparing the financial statements of each individual entity, transactions in currencies other than the entity’s functional currency (foreign currencies) are recognized at the rates of exchange prevailing at the dates of the transactions.

At the end of each balance sheet date, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date. Exchange differences on monetary items arising from settlement or translation are recognized in profit or loss in the period in which they arise.

Non-monetary items measured at fair value that are denominated in foreign currencies are retranslated at the date when the fair value was determined and related exchange differences are recognized in profit or loss. Conversely, when the fair value changes were recognized in other comprehensive income, related exchange difference shall be recognized in other comprehensive income. Non-monetary items that are measured at historical cost in a foreign currency are not retranslated.

For the purposes of presenting financial statements, the assets and liabilities of the Company’s foreign operations (including of the subsidiaries in other countries or currencies used different with Chunghwa) are translated into New Taiwan dollars using exchange rates prevailing at the end of each reporting period. Income and expense items are translated at the average exchange rates for the period. Exchange differences arising, if any, are recognized in other comprehensive income and accumulated in equity attributed to noncontrolling interests as appropriate.

Cash Equivalents

Cash equivalents include commercial paper, time deposits and negotiable certificate of deposit with original maturities within three months from the date of acquisition, highly liquid, readily convertible to a known amount of cash and be subject to an insignificant risk of changes in value. These cash equivalents are held for the purpose of meeting short-term cash commitments.

Inventories

Inventories are stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale. The calculation of the cost of inventory is derived using the weighted-average method.

Buildings and Lands Consigned to Constructing Firm

Inventories of LED are stated at the lower of cost or net realizable value item by item, except for those that may be appropriate to group as similar items or related inventories. Land acquired before construction is classified as land held for development, and then reclassified as land held under development after LED begins its construction project.

When using the completed-contract method for its construction projects, LED recognizes the proceeds from customers as advances from customers for land and building before the construction project is completed. After completion of the construction project and ownership is transferred to the customers, LED recognizes the relevant revenues.

Investments in Associates and Jointly Controlled Entities

An associate is an entity over which the Company has significant influence and that is neither a subsidiary nor an interest in a joint venture. Joint venture arrangements that involve the establishment of a separate entity in which ventures have joint control over the economic activity of the entity are referred to as jointly controlled entities.

The operating results and assets and liabilities of associates and jointly controlled entities are incorporated in these consolidated financial statements using the equity method of accounting. Under the equity method, an investment in an associate and jointly controlled entity is initially recognized at cost and adjusted thereafter to recognize the Company’s share of the profit or loss and other comprehensive income of the associate and jointly controlled entity. The Company also recognizes the changes in the Company’s share of equity of associates and jointly controlled entities attributable to the Company.

When the Company subscribes for additional new shares of the associate and jointly controlled entity at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment differs from the amount of the Company’s proportionate interest in the associate and jointly controlled entity. The Company records such a difference as an adjustment to investments with the corresponding amount charged or credited to additional paid-in capital. When the adjustment should be debited to additional paid-in capital but the additional paid-in capital recognized from investments accounted for using equity method is insufficient, the shortage is debited to retained earnings.

Any excess of the cost of acquisition over the Company’s share of the net fair value of the identifiable assets and liabilities of an associate and jointly controlled entity recognized at the date of acquisition is recognized as goodwill, which is included within the carrying amount of the investment and is not amortized. Any excess of the Company’s share of the net fair value of the identifiable assets and liabilities over the cost of acquisition, after reassessment, is recognized immediately in profit or loss.

The entire carrying amount of the investment (including goodwill) is tested for impairment as a single asset by comparing its recoverable amount with its carrying amount. Any impairment loss recognized forms part of the carrying amount of the investment. Any reversal of that impairment loss is recognized to the extent that the recoverable amount of the investment subsequently increases.

When the Company transacts with its associate and jointly controlled entity, profits and losses resulting from the transactions with the associate and jointly controlled entity are recognized in the Company’ consolidated financial statements only to the extent of interests in the associate and jointly controlled entity that are not related to the Company.

Property, Plant and Equipment

Property, plant and equipment are initially measured at cost and subsequently measured at cost less accumulated depreciation and accumulated impairment loss.

Depreciation is recognized using the straight-line method. Each significant part is depreciated separately. The estimated useful lives, residual values and depreciation method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis.

Any gain or loss arising on the disposal of an item of property, plant and equipment is determined as the difference between the sales proceeds and the carrying amount of the asset and is recognized in profit or loss.

Investment Properties

Investment properties are properties held to earn rentals and/or for capital appreciation (including property under construction for such purposes). Investment properties also include land held for a currently undetermined future use.

Investment properties are measured initially at cost, including transaction costs. Subsequent to initial recognition, investment properties are measured at cost less accumulated depreciation and accumulated impairment loss. Depreciation is recognized using the straight-line method.

Any gain or loss arising on derecognition of the investment properties is calculated as the difference between the net disposal proceeds and the carrying amount of the asset and is included in profit or loss in the period in which the property is derecognized.

Goodwill

Goodwill arising from the acquisition of a business is carried at cost as established at the date of acquisition of the business less accumulated impairment loss.

For the purpose of impairment testing, goodwill is allocated to each of the Company’s cash-generating units or groups of cash-generating units that are expected to benefit from the synergies of the business combination.

A cash-generating unit to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired, by comparing its carrying amount, including the attributable goodwill, with its recoverable amount. However, if the goodwill allocated to a cash-generating unit was acquired in a business combination during the current annual period, that unit shall be tested for impairment before the end of the current annual period. If the recoverable amount of the cash-generating unit is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Any impairment loss is recognized directly in profit or loss. An impairment loss recognized for goodwill is not reversed in subsequent periods.

Intangible Assets Other Than Goodwill

Intangible assets with finite useful lives that are acquired separately are initially measured at cost and subsequently measured at cost less accumulated amortization and accumulated impairment loss. Amortization is recognized on a straight-line basis. The estimated useful life, residual value, and amortization method are reviewed at the end of each reporting period, with the effect of any changes in estimate accounted for on a prospective basis. The residual value of an intangible asset with a finite useful life shall be assumed to be zero unless the Company expects to dispose of the intangible asset before the end of its economic life.

Gains or losses arising from derecognition of an intangible asset, measured as the difference between the net disposal proceeds and the carrying amount of the asset, and are recognized in profit or loss when the asset is derecognized. Intangible assets with indefinite useful lives that are acquired separately are measured at cost less accumulated impairment loss.

Impairment of Tangible and Intangible Assets Other Than Goodwill

At the end of each reporting period, the Company reviews the carrying amounts of its tangible and intangible assets, excluding goodwill, to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. When it is not possible to estimate the recoverable amount of an individual asset, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

Intangible assets with indefinite useful lives and intangible assets not yet available for use are tested for impairment at least annually, and whenever there is an indication that the asset may be impaired.

Recoverable amount is the higher of fair value less costs to sell and value in use. If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount.

When an impairment loss is subsequently reversed, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, but only to the extent of the carrying amount that would have been determined had no impairment loss been recognized for the asset or cash-generating unit in prior years. A reversal of an impairment loss is recognized in profit or loss.

Financial Instruments

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the instruments.

Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issue of financial assets and financial liabilities (other than financial assets and financial liabilities at fair value through profit or loss) are added to or deducted from the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at fair value through profit or loss are recognized immediately in profit or loss.

a.	Financial assets

All regular way purchases or sales of financial assets are recognized and derecognized on a trade date basis.

1)	Measurement category

a)	Financial assets at fair value through profit and loss (FVTPL)

Financial assets are classified as at FVTPL when the financial asset is either held for trading or it is designated as at FVTPL.

Financial assets at FVTPL are stated at fair value, with any gains or losses arising on remeasurement recognized in profit or loss. The net gain or loss recognized in profit or loss does not incorporate any dividend or interest earned on the financial asset.

b)	Held-to-maturity financial assets

The Company invests in bank debentures and corporate bonds over specific credit ratings and the Company has positive intent and ability to hold to maturity, are classified as held-to-maturity investments.

Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method less any impairment.

c)	Available-for-sale financial assets (AFS financial assets)

AFS financial assets are non-derivatives that are either designated as AFS or are not classified as loans and receivables, held-to-maturity financial assets or financial assets at fair value through profit or loss.

Listed stocks, emerging market stocks and unlisted stocks held by the Company and classified as AFS in an active market are measured at fair value at the end of each reporting period. AFS equity investments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are carried at cost less any identified impairment losses at the end of each reporting period. If, in a subsequent period, the fair value of the financial assets can be reliably measured, the financial assets are remeasured at fair value. The difference between the carrying amount and the fair value is recognized in other comprehensive income. Any impairment losses are recognized in profit or loss.

AFS financial assets are measured at fair value. Changes in the carrying amount of AFS monetary financial assets relating to changes in foreign currency exchange rates, interest income calculated using the effective interest method and dividends on AFS equity investments are recognized in profit or loss. Other changes in the carrying amount of AFS financial assets are recognized in other comprehensive income and will be reclassified to profit or loss when the investment is disposed of or is determined to be impaired.

Dividends on AFS equity instruments are recognized in profit or loss when the Company’s right to receive the dividends is established.

d)	Loans and receivables

Loans and receivables (including cash and cash equivalent, trade receivables, accounts receivable from related parties, other financial assets and refundable deposits) are measured at amortized cost using the effective interest method, less any impairment, except for short-term receivables when the effect of discounting is immaterial.

2)	Impairment of financial assets

Financial assets, other than those at FVTPL, are assessed for indicators of impairment at the end of each reporting period. Financial assets are considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the financial asset, the estimated future cash flows of the investment have been affected.

For financial assets carried at amortized cost, assets that are assessed not to be impaired individually are, in addition, assessed for impairment on a collective basis.

For financial assets carried at amortized cost, the amount of the impairment loss recognized is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate.

For financial assets measured at amortized cost, if, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

For AFS equity investments, a significant or prolonged decline in the fair value of the security below its cost is considered to be objective evidence of impairment.

When an AFS financial asset is considered to be impaired, cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss in the period.

In respect of AFS equity securities, impairment loss previously recognized in profit or loss are not reversed through profit or loss. Any increase in fair value subsequent to an impairment loss is recognized in other comprehensive income. In respect of AFS debt securities, the impairment loss is subsequently reversed through profit or loss if an increase in the fair value of the investment can be objectively related to an event occurring after the recognition of the impairment loss.

For financial assets that are carried at cost, the amount of the impairment loss is measured as the difference between the asset’s carrying amount and the present value of the estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment loss will not be reversed in subsequent periods.

The carrying amount of the financial asset is reduced by the impairment loss directly for all financial assets with the exception of trade receivables and other receivables, where the carrying amount is reduced through the use of an allowance account. When a trade receivable and other receivables are considered uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are credited against the allowance account. Changes in the carrying amount of the allowance account are recognized in profit or loss except for uncollectible trade receivables and other receivables that are written off against the allowance account.

3)	Derecognition of financial assets

The Company derecognizes a financial asset only when the contractual rights to the cash flows from the asset expire, or when it transfers the financial asset and substantially all the risks and rewards of ownership of the asset to another entity.

On derecognition of a financial asset in its entirety, the difference between the asset’s carrying amount and the sum of the consideration received and receivable and the cumulative gain or loss that had been recognized in other comprehensive income is recognized in profit or loss.

b.	Financial liabilities

1)	Subsequent measurement

Except for financial liabilities at FVTPL, all the financial liabilities are measured at amortized cost using the effective interest method.

2)	Derecognition of financial liabilities

The difference between the carrying amount of the financial liability derecognized and the consideration paid, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

c.	Derivative financial instruments

The Company enters into a variety of derivative financial instruments to manage its exposure to foreign exchange rate risks, including cross currency swap contract and foreign exchange forward contracts.

Derivatives are initially recognized at fair value at the date the derivative contracts are entered into and are subsequently remeasured to their fair value at the end of each reporting period. The resulting gain or loss is recognized in profit or loss immediately unless the derivative is designated and effective as a hedging instrument, in which event the timing of the recognition in profit or loss depends on the nature of the hedge relationship. When the fair value of derivative financial instruments is positive, the derivative is recognized as a financial asset; when the fair value of derivative financial instruments is negative, the derivative is recognized as a financial liability.

Hedge Accounting

The Company designates derivatives instruments as cash flow hedges. Hedges of foreign exchange risk on firm commitments are accounted for as cash flow hedges.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in profit or loss.

The associated gains or losses that were recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the line item relating to the hedged item in the same period when the hedged item affects profit or loss. If a hedge of a forecast transaction subsequently results in the recognition of a non-financial asset or a non-financial liability, the associated gains and losses that were recognized in other comprehensive income are removed from equity and are included in the initial cost of the non-financial asset or non-financial liability.

Hedge accounting is discontinued prospectively when the Company revokes the designated hedging relationship, or when the hedging instrument expires or is sold, terminated, or exercised, or when it no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been previously recognized in other comprehensive income from the period when the hedge was effective remains separately in equity until the forecast transaction occurs. When a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognized immediately in profit or loss.

Provisions

Provisions for the expected cost of warranty obligations are recognized at the date of sale of the relevant products, at the best estimate of the expenditure required to settle the Company’s obligation by the management of the Company.

Revenue Recognition

Revenue from the sale of goods is recognized when all the following conditions are satisfied:

a.	The Company has transferred to the buyer the significant risks and rewards of ownership of the goods;

b.	The Company retains neither continuing managerial involvement to the degree usually associated with ownership nor effective control over the goods sold;

c.	The amount of revenue can be measured reliably;

d.	It is probable that the economic benefits associated with the transaction will flow to the Company; and

e.	The costs incurred or to be incurred in respect of the transaction can be measured reliably.

Services revenue is recognized when service provided.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts for goods sold in the normal course of business, net of sales discounts and volume rebates. For trade receivables due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, Internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon seconds or minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, mobile, Internet and data services) are accrued every month, and (c) prepaid services (fixed-line, mobile, Internet and data services) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from products and air time in these arrangements are allocated and measured using units of accounting within the arrangement based on their relative fair values limited to the amount that is not contingent upon the delivery of products.

Revenue from a contract to provide services is recognized by reference to the stage of completion of the contract.

Dividend income from investments is recognized when the shareholder’s right to receive payment has been established. Under the premises that there is much chance economic benefit related to the transactions will flow to the Company and that the revenue can be reasonably measured.

Interest income from a financial asset is recognized when it is probable that the economic benefits will flow to the Company and the amount of income can be measured reliably. Interest income is accrued on a time basis, by reference to the principal outstanding and at the effective interest rate applicable.

Leasing

a.	The Company as lessor

Rental income from operating leases is recognized on a straight-line basis over the term of the relevant lease.

b.	The Company as lessee

Operating lease payments are recognized as an expense on a straight-line basis over the lease term.

Borrowing Costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, are added to the cost of those assets, until such time as the assets are substantially ready for their intended use or sale.

Other than stated above, all other borrowing costs are recognized in profit or loss in the period in which they are incurred.

Retirement Benefit Costs

Payments to defined contribution retirement benefit plans are recognized as an expense when employees have rendered service entitling them to the contributions.

For defined benefit retirement benefit plans, the cost of providing benefits is determined using the Projected Unit Credit Method. All actuarial gains and losses on the defined benefit obligation are recognized immediately in other comprehensive income. Past service cost is recognized immediately to the extent that the benefits are already vested, and otherwise is amortized on a straight-line basis over the average period until the benefits become vested.

The retirement benefit obligation recognized in the consolidated balance sheets represents the present value of the defined benefit obligation as adjusted for unrecognized past service cost, and as reduced by the fair value of plan assets. Any asset resulting from this calculation is limited to the unrecognized past service cost, plus the present value of available refunds and reductions in future contributions to the plan.

Curtailment or settlement gains or losses on the defined benefit plan are recognized when the curtailment or settlement occurs.

Share-based Payment Arrangements - Employee Stock Options

Equity-settled share-based payments to employees are measured at the fair value of the equity instruments at the grant date.

The fair value determined at the grant date of the employee share options is expensed on a straight-line basis over the vesting period, based on the Company’s estimate of employee share options that will eventually vest, with a corresponding increase in additional paid-in capital - employee share options. The fair value determined at the grant date of the employee share options is recognized as an expense in full at the grate date when the share options granted vest immediately.

At the end of each reporting period, the Company reviews its estimate of the number of employee share options expected to vest. The impact of the revision of the original estimates is recognized in profit or loss such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to additional paid-in capital - employee stock options.

Income Tax

Income tax expense represents the sum of the tax currently payable and deferred tax.

a.	Current tax

According to the Income Tax Law, an additional tax at 10% of unappropriated earnings is provided for as income tax in the year the shareholders approve to retain the earnings.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

b.	Deferred tax

Deferred tax is recognized on temporary differences between the carrying amounts of assets and liabilities in the consolidated financial statements and the corresponding tax bases used in the computation of taxable profit. Deferred tax liabilities are generally recognized for all taxable temporary differences. Deferred tax assets are generally recognized for all deductible temporary differences to the extent that it is probable that taxable profits will be available against which those deductible temporary differences, loss carryforwards, unused tax credits from purchases of machinery equipment and technology and research and development expenditures

Deferred tax liabilities are recognized for taxable temporary differences associated with investments in subsidiaries and associates, and interests in joint ventures, except where the Company is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred tax assets arising from deductible temporary differences associated with such investments and interests are only recognized to the extent that it is probable that there will be sufficient taxable profits against which to utilize the benefits of the temporary differences and they are expected to reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. A previously unrecognized deferred tax asset is also reviewed at the end of each reporting period and recognized to the to the extent that it has become probable that future taxable profit will allow the deferred tax asset to be recovered.

Deferred tax liabilities and assets are measured at the tax rates that are expected to apply in the period in which the liability is settled or the asset realized, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

c.	Current and deferred tax for the year

Current and deferred tax are recognized in profit or loss, except when they relate to items that are recognized in other comprehensive income, in which case, the current and deferred tax are also recognized in other comprehensive income.

4.	CRITICAL ACCOUNTING JUDGEMENTS AND KEY SOURCES OF ESTIMATION UNCERTAINTY AND ASSUMPTION

In the application of the Company’s accounting policies, the managements are required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

The following are the key assumptions concerning the future, and other key sources of estimation uncertainty at the end of the reporting period. Actual results may differ from these estimates.

a.	Impairment of accounts receivable

When there is objective evidence showed indications of impairment, the Company will considered the estimation of future cash flows. The amount of impairment will be measured on the difference between the carrying amount and the present value of estimated future cash flows discounted by the original effective interest rates of the financial assets. However, the impact from the discount of short-term receivables is not material, the impairment of short-term receivables is measured at the difference between the carrying amount and the estimated future cash flows. Where the actual future cash flows are less than expected, a material impairment loss may arise.

b.	Provision for inventory valuation and obsolescence

Inventories are stated at the lower of cost or net realizable value. Net realizable value is calculated as the final selling price minus the estimated selling costs. Comparison of net realizable value and cost is determined on an item by item basis, except those similar items which could be categorized into the same groups. The Company uses the inventory holding period and turnover as the evaluation basis for inventory obsolescence losses.

c.	Impairment of tangible and intangible assets

When an indication of impairment is assessed with objective evidence, the impairment is recognized in profit or loss as incurred. The estimate of recoverable amount would impact on the timing and the amount of impairment loss recognition.

d.	Useful lives of property, plant and equipment

As discussed in Note 3, “Summary of Significant Accounting Policies” “Property, Plant and Equipment”, the Company reviewed estimated useful lives of property, plant and equipment at the end of each year.

e.	Recognition and measurement of defined benefit plans

Accrued pension liabilities and the resulting pension expense under defined benefit pension plans are calculated using the Projected Unit Credit Method. Actuarial assumptions comprise the discount rate, rate of employee turnover, and long-term average future salary increase. Changes in economic circumstances and market conditions will affect these assumptions and may have a material impact on the amount of the expense and the liability.

5.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

a.	The Guidelines Governing the Preparation of Financial Reports by Securities Issuers and the 2013 Taiwan-IFRSs version in issue but not yet effective.

On April 3, 2014, according to Rule No. 1030029342 and Rule No. 1030010325 issued by the FSC, the following 2013 IFRS version endorsed by the FSC (collectively, “2013 Taiwan-IFRSs version”) and the related amendments to the Guidelines Governing the Preparation of Financial Reports by Securities Issuers should be adopted by the Company starting 2015.

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note)

The New IFRSs included in the 2013 IFRSs version not yet endorsed by the FSC

Amendments to IFRSs	Improvement to IFRSs 2009 - amendment to IAS 39	January 1, 2009 and January 1, 2010, as appropriate
Amendment to IAS 39	Embedded Derivative	Effective for annual periods ending on or after June 30, 2009
Amendments to IFRSs	Improvements to IFRSs 2010	July 1, 2010 or January 1, 2011, as appropriate
Amendments to IFRSs	Annual Improvements to IFRSs 2009-2011 Cycle	January 1, 2013
Amendment to IFRS 7	Disclosures - Offsetting Financial Assets and Financial Liabilities	January 1, 2013
Amendment to IFRS 7	Disclosures - Transfers of Financial Assets	July 1, 2011
Amendment to IFRS 10	Consolidated Financial Statements	January 1, 2013
Amendment to IFRS 11	Joint Arrangements	January 1, 2013
Amendment to IFRS 12	Disclosure of Interests in Other Entities	January 1, 2013

(Continued)

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note)

Amendments to IFRS 10, 11 and 12	Consolidated Financial Statements, Joint Arrangements and Disclosure of Interests in Other Entities: Transition Guidance	January 1, 2013
Amendments to IFRS 10, IFRS 12 and IAS 27	Investment Entities	January 1, 2014
Amendment to IFRS 13	Fair Value Measurement	January 1, 2013
Amendment to IAS 1	Presentation of Items of Other Comprehensive Income	July 1, 2012
Amendment to IAS 12	Deferred Tax: Recovery of Underlying Assets	January 1, 2012
Amendment to IAS 19 (Revised 2011)	Employee Benefits	January 1, 2013
Amendment to IAS 28 (Revised 2011)	Investments in Associates and Joint Ventures	January 1, 2013
Amendment to IAS 32	Offsetting of Financial Assets and Financial Liabilities	January 1, 2014
IFRIC 20	Stripping Costs in Production Phase of a Surface Mine	January 1, 2013

(Concluded)

Note:	Unless stated otherwise, the above new, revised or amended standards or interpretations are effective for annual periods beginning on or after the respective effective dates.

Except for the following, the application of aforementioned 2013 Taiwan-IFRSs version and the related amendments to the Guidelines Governing the Preparation of Financial Reports by Securities Issuers will not have any material impact on the Company’s consolidated financial statements:

1)	IFRS 12 “Disclosure of Interests in Other Entities”

IFRS 12 is a new disclosure standard and is applicable to entities that have interests in subsidiaries, joint arrangements, associates and/or unconsolidated structured entities. In general, the disclosure requirements in IFRS 12 are more extensive than in the current standards. The Company will apply the new disclosure requirements of IFRS 12 in 2015.

2)	IFRS 13 “Fair Value Measurement”

IFRS 13 establishes a single source of guidance for fair value measurements and related disclosures. It defines fair value, establishes a framework for measuring fair value, and requires disclosures about fair value measurements. The disclosure requirements in IFRS 13 are more extensive than those required in the current standards. For example, quantitative and qualitative disclosures based on the three-level fair value hierarchy currently required for financial instruments only will be extended by IFRS 13 to cover all assets and liabilities within its scope.

The Company will apply IFRS 13 prospectively in 2015.

3)	Amendments to IAS 1 “Presentation of Items of Other Comprehensive Income”

The amendments to IAS 1 require items of other comprehensive income to be grouped into those that (1) will not be reclassified to profit or loss; and (2) will be reclassified subsequently to profit or loss when specific conditions are met. Income taxes on related items of other comprehensive income are grouped on the same basis. Previously, there were no such requirements.

The Company will apply the amendments to IAS 1 in 2015. The items that will not be reclassified subsequently to profit or loss are expected to include actuarial gains or losses from defined benefit plans, the share of actuarial gains or losses from defined benefit plans of associates and jointly controlled entities as well as the related income tax on such items. Items that will be reclassified subsequently to profit or loss are expected to include exchange differences arising on translation of foreign operations, changes in fair value of available-for-sale financial assets, cash flow hedges, the share of other comprehensive income of associates and jointly controlled entities as well as the related income tax on items of other comprehensive income (except for the share of actuarial gains or losses from defined benefit plans of associates and jointly controlled entities). However, the application of the above amendments will not result in any impact on the net income, other comprehensive income, net of tax and total comprehensive income for the year ended December 31, 2014.

4)	Amendments to IAS 19 “Employee Benefits”

The amendments to IAS 19 change the accounting for defined benefit plans, which require the Company to recognize changes in defined benefit obligations or assets and to disclose the components of the defined benefit costs. According to the amendments, the past service cost, will be expensed immediately when it incurs and no longer be amortized over the average period before vested on a straight-line basis. In addition, the revised IAS 19 introduces certain changes in the presentation of the defined benefit cost, and also includes more extensive disclosures.

When the Company applies the amendments to IAS 19 in 2015, employee benefits will be recognized based on actuarial calculations in accordance with IAS 19. The Company anticipates that as of December 31, 2014 and January 1, 2014, deferred tax assets will be retrospectively adjusted to decrease by $5,220 thousand and $6,103 thousand, respectively; accrued pension liabilities will be retrospectively adjusted to decrease by $30,708 thousand and $35,898 thousand, respectively; retained earnings will be retrospectively adjusted to increase by $21,920 thousand and $26,040 thousand, respectively; noncontrolling interests will be retrospectively adjusted to increase by $3,568 thousand and $3,755 thousand, respectively. For the year ended December 31, 2014 pension cost will increase by $5,190 thousand in operating expenses, and income tax expenses will decrease by $883 thousand.

b.	The IFRSs issued by IASB but not endorsed by FSC

The Company has not applied the following IFRSs issued by the IASB but not endorsed by the FSC. As of the date that the consolidated financial statements were authorized for issue, the initial adoption to the following standards and interpretations is still subject to the effective date to be published by the FSC.

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)

Amendments to IFRSs	Annual Improvements to IFRSs 2010-2012 Cycle	July 1, 2014 (Note 2)
Amendments to IFRSs	Annual Improvements to IFRSs 2011-2013 Cycle	July 1, 2014
Amendments to IFRSs	Annual Improvements to IFRSs 2012-2014 Cycle	January 1, 2016 (Note 3)
IFRS 9	Financial Instruments	January 1, 2018
Amendments to IFRS 9 and IFRS 7	Mandatory Effective Date of IFRS 9 and Transition Disclosures	January 1, 2018

(Continued)

New, Revised or Amended Standards and Interpretations		Effective Date Issued by IASB (Note 1)

Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between an Investor and its Associate or Joint Venture	January 1, 2016 (Note 4)
Amendments to IFRS 10, IFRS 12 and IAS 28	Investment Entities: Applying the Consolidation Exception	January 1, 2016
Amendment to IFRS 11	Acquisitions of Interests in Joint Operations	January 1, 2016
IFRS 14	Regulatory Deferral Accounts	January 1, 2016
IFRS 15	Revenue from Contracts with Customers	January 1, 2017
Amendment to IAS 1	Disclosure Initiative	January 1, 2016
Amendments to IAS 16 and IAS 38	Clarification of Acceptable Methods of Depreciation and Amortization	January 1, 2016
Amendments to IAS 16 and IAS 41	Agriculture: Bearer Plants	January 1, 2016
Amendment to IAS 19	Defined Benefit Plans: Employee Contributions	July 1, 2014
Amendment to IAS 36	Impairment of Assets: Recoverable Amount Disclosures for Non-financial Assets	January 1, 2014
Amendment to IAS 39	Novation of Derivatives and Continuation of Hedge Accounting	January 1, 2014
IFRIC 21	Levies	January 1, 2014

(Concluded)

Note 1:	Unless stated otherwise, the above new standards and interpretations are effective for annual periods beginning on or after the respective effective dates.
Note 2:	The amendment to IFRS 2 applies to share-based payment transactions for which the grant date is on or after July 1, 2014; the amendment to IFRS 3 applies to business combinations for which the acquisition date is on or after July 1, 2014; the amendment to IFRS 13 is effective immediately; the remaining amendments are effective for annual periods beginning on or after July 1, 2014.
Note 3:	Except the amendment to IFRS 5 is applied prospectively, to changes in a method of disposal that occur in annual periods beginning on or after January 1, 2016, the remaining amendments are effective for annual periods beginning on or after January 1, 2016.
Note 4:	Prospectively applicable to transactions occurring in annual periods beginning on or after January 1, 2016.

Except for the following, the initial application of the above new standards and interpretations will not have any material impact on the Company’s consolidated financial statements:

1)	IFRS 9 “Financial Instruments”

Recognition and measurement of financial assets

With regards to financial assets, all recognized financial assets that are within the scope of IAS 39 “Financial Instruments: Recognition and Measurement” are subsequently measured at amortized cost or fair value. Under IFRS 9, the requirement for the classification of financial assets is stated below.

For the Company’s debt instruments that have contractual cash flows that are solely payments of principal and interest on the principal amount outstanding, their classification and measurement are as follows:

a)	For debt instruments, if they are held within a business model whose objective is to collect the contractual cash flows, the financial assets are measured at amortized cost and are assessed for impairment continuously with impairment loss recognized in profit or loss, if any. Interest revenue is recognized in profit or loss by using the effective interest method.

b)	For debt instruments, if they are held within a business model whose objective is achieved by both the collecting of contractual cash flows and the selling of financial assets, the financial assets are measured at fair value through other comprehensive income (FVTOCI) and are assessed for impairment. Interest revenue is recognized in profit or loss by using the effective interest method, and other gain or loss shall be recognized in other comprehensive income, except for impairment gains or losses and foreign exchange gains and losses. When the debt instruments are derecognized or reclassified, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.

Except for above, all other financial assets are measured at fair value through profit or loss. However, the Company may make an irrevocable election to present subsequent changes in the fair value of an equity investment (that is not held for trading) in other comprehensive income, with only dividend income generally recognized in profit or loss. No subsequent impairment assessment is required, and the cumulative gain or loss previously recognized in other comprehensive income cannot be reclassified from equity to profit or loss.

The impairment of financial assets

IFRS 9 requires that impairment loss on financial assets is recognized by using the “Expected Credit Losses Model”. The credit loss allowance is required for financial assets measured at amortized cost, financial assets mandatorily measured at FVTOCI, lease receivables, contract assets arising from IFRS 15 “Revenue from Contracts with Customers”, certain written loan commitments and financial guarantee contracts. A loss allowance for the 12-month expected credit losses is required for a financial asset if its credit risk has not increased significantly since initial recognition. A loss allowance for full lifetime expected credit losses is required for a financial asset if its credit risk has increased significantly since initial recognition and is not low. However, a loss allowance for full lifetime expected credit losses is required for trade receivables that do not constitute a financing transaction.

For purchased or originated credit-impaired financial assets, the Company takes into account the expected credit losses on initial recognition in calculating the credit-adjusted effective interest rate. Subsequently, any changes in expected losses are recognized as a loss allowance with a corresponding gain or loss recognized in profit or loss.

Hedge accounting

The main changes in hedge accounting amended the application requirements for hedge accounting to better reflect the entity’s risk management activities. Compared with IAS 39, the main changes include: (1) enhancing types of transactions eligible for hedge accounting, specifically broadening the risk eligible for hedge accounting of non-financial items; (2) changing the way hedging derivative instruments are accounted for to reduce profit or loss volatility; and (3) replacing retrospective effectiveness assessment with the principle of economic relationship between the hedging instrument and the hedged item.

2)	Amendment to IAS 36 “Recoverable Amount Disclosures for Non-financial Assets”

In issuing IFRS 13 “Fair Value Measurement”, the IASB made consequential amendment to the disclosure requirements in IAS 36 “Impairment of Assets”, introducing a requirement to disclose in every reporting period the recoverable amount of an asset or each cash-generating unit. The amendment clarifies that such disclosure of recoverable amounts is required only when an impairment loss has been recognized or reversed during the period. Furthermore, the Company is required to disclose the discount rate used in measurements of the recoverable amount based on fair value less costs of disposal measured using a present value technique.

3)	IFRS 15 “Revenue from Contracts with Customers”

IFRS 15 establishes principles for recognizing revenue that apply to all contracts with customers, and will supersedes IAS 18 “Revenue”, IAS 11 “Construction Contracts” and a number of revenue-related interpretations from January 1, 2017.

When applying IFRS 15, an entity shall recognize revenue by applying the following steps:

a)	Identify the contract with the customer;

b)	Identify the performance obligations in the contract;

c)	Determine the transaction price;

d)	Allocate the transaction price to the performance obligations in the contracts; and

e)	Recognize revenue when the entity satisfies a performance obligation.

When IFRS 15 is effective, an entity may elect to apply this Standard either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying this Standard recognized at the date of initial application.

Except for the above impact, as of the date the financial statements were authorized for issue, the Company is continuingly assessing the possible impact that the application of other standards and interpretations will have on the Company’s financial position and operating result, and will disclose the relevant impact when the assessment is complete.

6.	CASH AND CASH EQUIVALENTS

	December 31
	2014	2013

Cash
Cash on hand	$310,189	$235,955
Bank deposits	5,588,970	10,591,681

	5,899,159	10,827,636

(Continued)

	December 31
	2014	2013

Cash equivalents
Commercial paper	$13,999,986	$2,375,419
Negotiable certificate of deposit with maturities of less than three months	3,100,000	—
Time deposits with maturities of less than three months	560,458	1,382,050

	17,660,444	3,757,469

	$23,559,603	$14,585,105

(Concluded)

The annual yield rates of bank deposits, commercial paper, negotiable certificate of deposit and time deposits with maturities of less than three months were as follows:

December 31
	2014	2013

Bank deposits	0.00%-0.95%	0.00%-0.76%
Commercial paper	0.58%-0.65%	0.60%-0.65%
Negotiable certificate of deposit with maturities of less than three months	0.50%-0.80%	—
Time deposits with maturities of less than three months	0.38%-5.45%	0.05%-5.10%

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	December 31
	2014	2013

Financial assets held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$1,163	$337

Financial liabilities held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$21	$246

Outstanding forward exchange contracts as of balance sheet dates were as follows:

	Currency	Maturity Period	Contract Amount (In Thousands)

December 31, 2014

Forward exchange contracts - buy	NT$/US$	2015.01	NT$218,993/US$6,948

December 31, 2013

Forward exchange contracts - buy	NT$/US$	2014.01	NT$90,092/US$3,021

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk and impacts in operating results due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting and were classified as financial assets or financial liabilities held for trading.

8.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	December 31
	2014	2013

Equity securities
Domestic listed and emerging stocks	$3,914,212	$3,046,182
Foreign listed stocks	—	24,267

	$3,914,212	$3,070,449

Current	$—	$24,267
Non-current	3,914,212	3,046,182

	$3,914,212	$3,070,449

9.	HELD-TO-MATURITY FINANCIAL ASSETS

	December 31
	2014	2013

Corporate bonds	$6,533,527	$10,512,893
Bank debentures	950,742	1,252,954

	$7,484,269	$11,765,847

Current	$3,456,747	$4,264,104
Non-current	4,027,522	7,501,743

	$7,484,269	$11,765,847

The related information of corporate bonds and bank debentures as of balance sheet dates was as follows:

	December 31
	2014	2013
Corporate bonds

Par value	$6,515,000	$10,472,500

Nominal interest rate	1.15%-2.49%	1.15%-2.49%
Effective interest rate	1.15%-1.58%	1.00%-1.95%
Average expiry date	4 years	4 years

Bank debentures

Par value	$950,000	$1,250,000

Nominal interest rate	1.25%-1.60%	1.25%-1.60%
Effective interest rate	1.15%-1.40%	1.15%-1.40%
Average expiry date	4 years	4 years

10.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	December 31
	2014	2013

Trade notes and accounts receivable	$27,277,401	$23,823,004
Less: Allowance doubtful accounts	(1,049,402)	(922,102)

	$26,227,999	$22,900,902

The average credit terms range from 30 to 90 days. In determining the recoverability of trade notes and accounts receivable, the Company considers significant change in the credit quality of the trade notes and accounts receivable from the date credit was initially granted up to the end of the reporting period. In general, with few exceptional cases, it is unlikely for the notes and accounts receivable due longer than 180 days to be collected, therefore the Company recognized 100% allowance of notes and accounts receivable overdue longer than 180 days. For the notes and accounts receivable less than 180 days, the allowance for doubtful accounts was estimated based on the Company’s historical recovery experience.

The Company serves a large consumer base; therefore, the concentration of credit risk is limited.

The aging of estimated recoverable amount of receivables that were past due but not impaired as of December 31, 2014 and 2013 was as follows:

	December 31
	2014	2013

Less than 30 days	$114,155	$132,130
31-60 days	20,282	40,492
61-90 days	19,656	14,377
91-120 days	19,084	85,210
121-180 days	634	2,091
More than 181 days	16,768	11,617

	$190,579	$285,917

The above aging analysis was based on days overdue.

	Individually Assessed for Impairment	Collectively Assessed for Impairment	Total

Balance on January 1, 2013	$163,779	$647,020	$810,799
Add: Provision for doubtful accounts	57,385	181,815	239,200
Deduct: Amounts written off	—	(127,897)	(127,897)

Balance on December 31, 2013	221,164	700,938	922,102
Add: Provision for doubtful accounts	55,495	236,890	292,385
Deduct: Amounts written off	—	(165,085)	(165,085)

Balance on December 31, 2014	$276,659	$772,743	$1,049,402

11.	INVENTORIES

	December 31
	2014	2013

Merchandise	$4,163,434	$5,220,654
Project in process	821,644	520,238
Work in process	13,307	26,100
Raw materials	52,165	26,266

	5,050,550	5,793,258
Land and building held for sale	—	8,166
Land held under development	1,998,733	1,998,733
Construction in progress	47,226	44,014
Land held for development	—	3,916

	$7,096,509	$7,848,087

The operating costs related to inventories were $51,341,054 thousand (including the valuation loss on inventories of $288,364 thousand) and $50,860,224 thousand (including the valuation loss on inventories of $202,707 thousand) for the years ended December 31, 2014 and 2013, respectively.

As of December 31, 2014 and 2013, inventories of $2,061,297 thousand and $2,057,191 thousand, respectively, were expected to be recovered after more than twelve months. The aforementioned amount of inventories is mainly related to property development owned by LED.

Land held under development and construction in progress on December 31, 2013 and 2014 was for Qingshan Sec., Dayuan Township, Taoyuan County project.

Land and building held for sale on December 31, 2013 was for project which was sold in 2014.

Land held for development on December 31, 2013 was for Yucheng Sec., Nangang Dist., Taipei City which was sold in 2014.

12.	PREPAYMENTS

	December 31
	2014	2013

Prepaid rents	$3,330,118	$3,388,938
Others	2,618,678	2,443,679

	$5,948,796	$5,832,617

Current
Prepaid rents	$1,104,778	$953,329
Others	1,339,680	1,270,801

	$2,444,458	$2,224,130

Non-current
Prepaid rents	$2,225,340	$2,435,609
Others	1,278,998	1,172,878

	$3,504,338	$3,608,487

13.	OTHER CURRENT MONETARY ASSETS

	December 31
	2014	2013

Time deposits and negotiable certificate of deposit with maturities of more than three months	$2,616,192	$2,534,700
Receivables from the Fund for Privatization of Government - owned Enterprises under the Executive Yuan (Note 27)	19,527	1,317,887
Others	689,635	783,718

	$3,325,354	$4,636,305

The annual yield rates of time deposits and negotiable certificate of deposit with maturities of more than three months were as follows:

	December 31
	2014	2013

Time deposits and negotiable certificate of deposit with maturities of more than three months	0.11%-4.95%	0.11%-3.30%

14.	FINANCIAL ASSETS CARRIED AT COST

	December 31
	2014	2013
Non-listed stocks
Domestic	$2,105,235	$2,223,651
Foreign	261,295	199,995

	$2,366,530	$2,423,646

The above non-listed stocks are classified as available-for-sale financial assets based on financial assets categories (see Note 37). Since the range of fair values measurement is significant and difficult to reasonably evaluate the possibilities of the estimations, the fair values of the investments cannot be reliably measured, thus the above non-listed stocks investments owned by the Company were carried at costs less any impairment losses at the balance sheet date.

CHI evaluated and concluded its financial assets carried at cost were partially impaired, and recorded an impairment loss of $23,334 thousand and $66,342 thousand for the years ended December 31, 2014 and 2013, respectively.

15.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	December 31
	2014	2013

Investments in associates	$2,696,959	$2,334,789
Jointly controlled entities	256,666	227,504

	$2,953,625	$2,562,293

a.	Investments in associates

Investments in associates were as follows:

	Carrying Amount
	December 31
	2014	2013
Listed

Senao Networks, Inc. (“SNI”)	$750,918	$642,671

Non-listed

ST-2 Satellite Ventures Pte., Ltd. (“STS”)	558,379	519,839
International Integrated System, Inc. (“IISI”)	293,809	292,239
Viettle-CHT Co., Ltd. (“Viettle-CHT”)	277,700	278,044
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	237,097	214,201
Skysoft Co., Ltd. (“SKYSOFT”)	138,868	158,218
So-net Entertainment Taiwan Limited (“So-net”)	99,525	92,325
Kingwaytek Technology Co., Ltd. (“KWT”)	89,527	74,838
Taiwan International Ports Logistics Corporation (“TIPL”)	78,981	—
Dian Zuan Intergrating Marketing Co., Ltd. (“DZIM”)	67,352	1,838
ClickForce Co., Ltd.	39,028	—
HopeTech Technologies Limited (“HopeTech”)	31,211	25,564
Alliance Digital Tech Co., Ltd. (“ADT”)	20,290	28,757
MeWorks LIMITED (HK) (“Meworks”)	8,965	—
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	5,309	6,255
Panda Monium Company Ltd.	—	—

	$2,696,959	$2,334,789

At the end of the reporting period, the proportion of ownership and voting rights in associates held by the Company were as follows:

	% of Ownership and Voting Right
	December 31
	2014	2013

Senao Networks, Inc. (“SNI”)	34	34
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38
International Integrated System, Inc. (“IISI”)	33	33
Viettel-CHT Co., Ltd.	30	30
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40
Skysoft Co., Ltd. (“SKYSOFT”)	30	30
So-net Entertainment Taiwan Limited (“So-net”)	30	30
Kingwaytek Technology Co., Ltd. (“KWT”)	27	33
Taiwan International Ports Logistics Corporation (“TIPL”)	27	—
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	26	13
ClickForce Co., Ltd	49	—
HopeTech Technologies Limited (“HopeTech”)	45	45
Alliance Digital Tech Co., Ltd. (“ADT”)	13	19
MeWorks LIMITED (HK) (“Meworks”)	20	—
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	49	49
Panda Monium Company Ltd.	43	43

The fair values based on the closing market price of investments in associates which are listed stocks as of the balance sheet date are as follows:

	December 31
	2014	2013

SNI	$2,868,173	$2,544,870

Summarized financial information of associates were as follows:

	December 31
	2014	2013

Total assets	$22,312,014	$20,794,575

Total liabilities	$13,785,793	$13,267,905

	Year Ended December 31
	2014	2013

Net revenues	$15,760,402	$14,260,037

Net income	$1,878,945	$1,532,811

Other comprehensive income	$42,113	$15,798

The Company’s share of the profit of associates accounted for using equity method	$818,311	$688,782

SENAO disposed 245 thousand shares of SNI in December 2013, and the gain of disposal of SNI was recognized in profit and loss as follows:

Year Ended December 31, 2013

Proceeds from disposal	$24,182
Carrying amount of the disposed investment	(9,482)
Change in additional paid-in capital from investments in associates accounted for using equity method	577
Share of other comprehensive income of associates accounted for using equity method	(36)
Effect of noncontrolling interests	1,407

Profit recognized of the disposed investment	$16,648

Chunghwa participated in the capital increase of So-net by investing $60,000 thousand in March 2013. The ownership interest remains 30% after the capital increase.

Chunghwa did not participate in the capital increase of KWT in August and November 2014 and the ownership interest decreased from 33% to 27% after the capital increase of KWT.

Chunghwa and Taiwan International Ports Corporation, Ltd. established TIPL in October, 2014. Chunghwa invested $80,000 thousand cash and held 27% ownership of TIPL. TIPL engages mainly in logistics service of increasing cargo movement efficiency.

Chunghwa, President Chain Store Corporation and EasyCard Corporation established DZIM in May 2011. DZIM reduced its capital to offset the deficits amounting to $130,787 thousand and made capital reduction of $49,158 thousand during its stockholders’ meeting held on March 31, 2013. Chunghwa received $16,387 thousand from the capital reduction. Chunghwa did not participate in the capital increase of DZIM in July 2013 and the ownership interest decreased from 33% to 13% after the capital increase of DZIM. Chunghwa participated in the capital increase of DZIM by investing $49,485 thousand in April and June 2014. SENAO participated in the capital increase of DZIM by investing $24,000 thousand in April 2014. As of December 31, 2014, the Company held 26% ownership of DZIM. DZIM engages mainly in information technology service and general advertisement service.

Chunghwa International Yellow Pages participated in the capital increase of ClickForce Co. by investing $39,000 thousand and held 49% ownership in December 2014. ClickForce Co. engages mainly in advertisement services.

Chunghwa, Taiwan Mobile Corporation, Asia Pacific Telecom, Vibo Telecom, EasyCard Corporation and Far EasTone Telecommunications established an associate, ADT, in November 2013. Chunghwa invested $30,000 thousand cash and held 19% ownership of ADT. Based on the share of capital commitments, Chunghwa has one seat out of five seats in the board of directors; therefore it has significant influence over ADT. Chunghwa did not participate in the capital increase of ADT in April 2014 and the ownership interest decreased from 19% to 13% after the capital increase of ADT. Chunghwa still has one seat out of five seats in the board of directors; therefore it remains an investor with significant influence over ADT. ADT engages mainly in the development of mobile payments and information processing service.

Prime Asia participated in the capital increase of MeWorks (HK) by investing $10,000 thousand and held 20% ownership in May 2014. Based on the share of capital commitments, Prime Asia has two seats out of five seats in the board of directors; therefore it has significant influence over MeWorks. MeWorks engages mainly in investment business.

The Company’s share of profit (loss) and other comprehensive income (loss) of investees was recognized based on the audited financial statements for the years ended December 31, 2014 and 2013.

b.	Investments in jointly controlled entities

Investments in jointly controlled entities were as follows:

	Carrying Amount		% of Ownership and Voting Rights
	December 31		December 31
	2014	2013	2014	2013

Non-listed

Huada Digital Corporation (“HDD”)	$218,825	$227,504	50	50
Chunghwa Benefit One Co., Ltd (“CBO”)	37,841	—	50	—

	$256,666	$227,504

Chunghwa invested in CBO in February 2014 at $50,000 thousand cash to acquire 50% of its shares and the rest of 50% ownership interest was held by Benefit One Asia Ptd, Ltd. (“BOA”), and each obtained half of director seats. Thus, neither Chunghwa nor BOA obtained control over CBO. CBO engages mainly in e-commerce business for employees of corporate members.

Summarized financial information of jointly controlled entity was as follows:

	December 31
	2014	2013

Current assets	$263,645	$223,037

Non-current assets	$12,332	$9,270

Current liabilities	$19,311	$4,803

	Year Ended December 31
	2014	2013

Profit or loss
Revenues and income	$38,878	$8,677

Expenses and losses	$(59,716)	$(22,482)

The Company’s share of loss of the jointly controlled entity accounted for using equity method	$(20,838)	$(13,805)

The Company’s share of loss of the jointly controlled entities was recorded based on the audited financial statements for the years ended December 31, 2014 and 2013.

16.	PROPERTY, PLANT AND EQUIPMENT

	Land	Land Improvements	Buildings	Computer Equipment	Telecommunications Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Advances Related to Acquisition of Equipment	Total

Cost

Balance on January 1, 2013	$102,196,615	$1,548,184	$67,428,504	$15,233,816	$669,375,712	$3,315,452	$7,588,449	$18,683,121	$885,369,853
Additions	—	—	6,073	67,523	71,817	1,112	285,237	36,294,642	36,726,404
Disposal	(56,216)	(8,971)	(17,858)	(1,132,288)	(14,778,453)	(158,242)	(437,896)	—	(16,589,924)
Effect of foreign exchange differences	—	—	—	2,458	7,957	36	(9,627)	1	825
Other	122,931	7,693	141,146	1,824,187	28,441,346	586,790	989,162	(32,124,877)	(11,622)

Balance on December 31, 2013	$102,263,330	$1,546,906	$67,557,865	$15,995,696	$683,118,379	$3,745,148	$8,415,325	$22,852,887	$905,495,536

Accumulated depreciation and impairment

Balance on January 1, 2013	$—	$(1,067,498)	$(20,824,621)	$(11,348,414)	$(547,845,695)	$(1,270,172)	$(5,671,104)	$—	$(588,027,504)
Depreciation Expenses	—	(56,685)	(1,245,245)	(1,380,216)	(26,977,590)	(550,264)	(727,894)	—	(30,937,894)
Disposal	—	8,971	17,858	1,129,208	14,734,508	158,237	422,135	—	16,470,917
Impairment losses	—	—	—	—	(254,210)	—	—	—	(254,210)
Effect of foreign exchange differences	—	—	—	(879)	22,050	(7)	(27,389)	—	(6,225)
Other	—	10,812	80,165	(698)	7,010	(9,592)	(114,201)	—	(26,504)

Balance on December 31, 2013	$—	$(1,104,400)	$(21,971,843)	$(11,600,999)	$(560,313,927)	$(1,671,798)	$(6,118,453)	$—	$(602,781,420)

Balance on January 1, 2013, net	$102,196,615	$480,686	$46,603,883	$3,885,402	$121,530,017	$2,045,280	$1,917,345	$18,683,121	$297,342,349

Balance on December 31, 2013, net	$102,263,330	$442,506	$45,586,022	$4,394,697	$122,804,452	$2,073,350	$2,296,872	$22,852,887	$302,714,116

Cost

Balance on January 1, 2014	$102,263,330	$1,546,906	$67,557,865	$15,995,696	$683,118,379	$3,745,148	$8,415,325	$22,852,887	$905,495,536
Additions	307,807	—	136,332	30,399	130,125	1,034	265,464	31,212,941	32,084,102
Disposal	(26,103)	(12,397)	(14,353)	(1,804,358)	(19,208,201)	(75,758)	(538,568)	—	(21,679,738)
Effect of foreign exchange differences	—	—	—	1,747	101,721	21	4,713	—	108,202
Other	228,752	23,035	(79,428)	1,094,703	30,933,648	154,338	496,970	(33,136,097)	(284,079)

Balance on December 31, 2014	$102,773,786	$1,557,544	$67,600,416	$15,318,187	$695,075,672	$3,824,783	$8,643,904	$20,929,731	$915,724,023

Accumulated depreciation and impairment

Balance on January 1, 2014	$—	$(1,104,400)	$(21,971,843)	$(11,600,999)	$(560,313,927)	$(1,671,798)	$(6,118,453)	$—	$(602,781,420)
Depreciation Expenses	—	(53,421)	(1,252,134)	(1,472,958)	(27,703,388)	(598,673)	(799,384)	—	(31,879,958)
Disposal	—	12,397	13,058	1,800,113	19,193,545	75,681	460,960	—	21,555,754
Impairment losses	—	—	—	—	(64)	—	—	—	(64)
Effect of foreign exchange differences	—	—	—	(1,053)	(15,057)	(16)	(3,970)	—	(20,096)
Other	—	(10)	8,750	(33,042)	71,768	(12,594)	17,232	—	52,104

Balance on December 31, 2014	$—	$(1,145,434)	$(23,202,169)	$(11,307,939)	$(568,767,123)	$(2,207,400)	$(6,443,615)	$—	$(613,073,680)

Balance on January 1, 2014, net	$102,263,330	$442,506	$45,586,022	$4,394,697	$122,804,452	$2,073,350	$2,296,872	$22,852,887	$302,714,116

Balance on December 31, 2014, net	$102,773,786	$412,110	$44,398,247	$4,010,248	$126,308,549	$1,617,383	$2,200,289	$20,929,731	$302,650,343

The Company performed the impairment assessment of telecommunications equipment and recorded an impairment loss of $64 thousand and $254,210 thousand for the years ended December 31, 2014 and 2013.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvement	8-30 years
Buildings
Main building	35-60 years
Other building facilities	3-20 years
Computer equipment	2-8 years
Telecommunications equipment
Telecommunication circuits	2-30 years
Telecommunication machinery and antennas equipment	2-30 years
Transportation equipment	3-10 years
Miscellaneous equipment
Leasehold improvements	2-6 years
Mechanical and air conditioner equipment	3-16 years
Others	3-10 years

17.	INVESTMENT PROPERTIES

Investment Properties

Cost

Balance on January 1, 2013 and December 31, 2013	$9,260,015

Accumulated depreciation and impairment

Balance on January 1, 2013	$(1,471,117)
Depreciation expense	(16,575)
Reversal of impairment losses	245,708

Balance on December 31, 2013	$(1,241,984)

Balance on January 1, 2013, net	$7,788,898

Balance on December 31, 2013, net	$8,018,031

Cost

Balance on January 1, 2014	$9,260,015
Disposal	(623,498)
Reclassification	246,534

Balance on December 31, 2014	$8,883,051

Accumulated depreciation and impairment

Balance on January 1, 2014	$(1,241,984)
Depreciation expense	(16,436)
Disposal	13,943
Reclassification	(17,720)

Balance on December 31, 2014	$(1,262,197)

Balance on January 1, 2014, net	$8,018,031

Balance on December 31, 2014, net	$7,620,854

Based on the appraisal reports, the fair value associated with certain properties increased during 2013 and therefore the Company reversed a portion of previously recognized impairment losses amounting to $245,708 thousand for the year ended December 31, 2013.

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	8-30 years
Buildings
Main buildings	35-60 years
Other building facilities	4-10 years

Light Era Development Co., Ltd. disposed its investment property in October, 2014. The disposal price is $1,230,000 thousand, related cost is $624,647 thousand (including carrying value of $609,555 thousand and related disposal expense of $15,092 thousand), and the disposal gain was $605,353 thousand.

The fair value of the Company’s investment properties as of December 31, 2014 and 2013 was determined by reference to the appraisal reports conducted by independent appraisers. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	December 31
	2014	2013

Fair value	$17,179,780	$17,501,195

Overall capital interest rate	1.54%-2.36%	1.46%-2.20%
Profit margin ratio	10%-20%	12%-20%
Discount rate	1.36%	1.36%
Capitalization rate	0.44%-1.65%	0.68%-2.02%

All of the Company’s investment properties are held under freehold interest.

18.	INTANGIBLE ASSETS

	3G and 4G Concession	Computer Software	Goodwill	Others	Total
Cost

Balance on January 1, 2013	$10,179,000	$2,065,542	$180,631	$116,650	$12,541,823
Additions-acquired separately	39,075,000	795,894	—	956	39,871,850
Disposal	—	(224,890)	—	—	(224,890)
Effect of foreign exchange difference	—	908	—	281	1,189

Balance on December 31, 2013	$49,254,000	$2,637,454	$180,631	$117,887	$52,189,972

Accumulated amortization and impairment

Balance on January 1, 2013	$(5,687,347)	$(1,049,664)	$—	$(23,009)	$(6,760,020)
Amortization expenses	(748,609)	(481,619)	—	(7,592)	(1,237,820)
Disposal	—	224,890	—	—	224,890
Impairment loss	—	—	(18,055)	—	(18,055)
Effect of foreign exchange difference	—	(80)	—	1	(79)

Balance on December 31, 2013	$(6,435,956)	$(1,306,473)	$(18,055)	$(30,600)	$(7,791,084)

Balance on January 1, 2013, net	$4,491,653	$1,015,878	$180,631	$93,641	$5,781,803

Balance on December 31, 2013, net	$42,818,044	$1,330,981	$162,576	$87,287	$44,398,888

Cost

Balance on January 1, 2014	$49,254,000	$2,637,454	$180,631	$117,887	$52,189,972
Additions-acquired separately	—	611,458	—	32,707	644,165
Disposal	—	(56,401)	—	(29)	(56,430)
Effect of foreign exchange difference	—	141	—	—	141

Balance on December 31, 2014	$49,254,000	$3,192,652	$180,631	$150,565	$52,777,848

Accumulated amortization and impairment

Balance on January 1, 2014	$(6,435,956)	$(1,306,473)	$(18,055)	$(30,600)	$(7,791,084)
Amortization expenses	(1,667,877)	(543,128)	—	(7,293)	(2,218,298)
Disposal	—	56,401	—	29	56,430
Effect of foreign exchange difference	—	(270)	—	—	(270)

Balance on December 31, 2014	$(8,103,833)	$(1,793,470)	$(18,055)	$(37,864)	$(9,953,222)

Balance on January 1, 2014, net	$42,818,044	$1,330,981	$162,576	$87,287	$44,398,888

Balance on December 31, 2014, net	$41,150,067	$1,399,182	$162,576	$112,701	$42,824,626

For long-term business development, Chunghwa participated in mobile broadband license (4G license) bidding process announced by NCC and obtained certain spectrums. Chunghwa paid the 4G concession fee amounting to $39,075,000 thousand in November 2013.

Except for goodwill, the amortization expense is computed using the straight-line method over the following estimated service lives:

The concession fee is amortized on a straight-line basis from the date operations commence through the date the license expires.

The computer software is amortized using the straight-line method over the estimated useful lives of 1 to 10 years.

Other intangible assets are amortized using the straight-line method over the estimated useful lives of 3 to 20 years. Goodwill is not amortized.

After evaluation, the Company does not recognize impairment loss on goodwill in 2014.

The Company recognized an impairment loss of $18,055 thousand on the goodwill arising from the business combination of a subsidiary, CHI, due to CHI underwent organization downsizing for the year ended December 31, 2013.

19.	OTHER ASSETS

	December 31
	2014	2013

Spare parts	$2,977,585	$3,008,145
Refundable deposits	2,738,789	2,209,566
Other financial assets	1,000,000	1,000,000
Others	2,104,761	2,626,061

	$8,821,135	$8,843,772

Current
Spare parts	$2,977,585	$3,008,145
Others	241,814	952,653

	$3,219,399	$3,960,798

Non-current
Refundable deposits	$2,738,789	$2,209,566
Other financial assets	1,000,000	1,000,000
Others	1,862,947	1,673,408

	$5,601,736	$4,882,974

Other financial assets - noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund would be returned proportionately after the project was completed.

20.	HEDGING DERIVATIVE LIABILITIES

	December 31, 2014	December 31, 2013

Cash flow hedge - forward exchange contracts	$283	$—

The Company’s hedge strategy is to enter forward exchange contracts - buy to avoid its foreign currency exposure to certain foreign currency denominated payments in the following six months. In addition, the Company’s management considers the market condition to determine the hedge ratio, and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

The Company signed equipment purchase contracts with suppliers, and entered into foreign exchange forward contracts to avoid foreign currency risk exposure to Euro-denominated purchase commitments. Those foreign exchange forward contracts were designated as cash flow hedges. For the year ended December 31, 2014, loss arising from changes in fair value of the hedged items recognized in other comprehensive income was $283 thousand. Upon the completion of the purchase transaction, the amount deferred and recognized in equity initially will be reclassified into equipment as its carrying value.

The outstanding foreign exchange forward contracts at the balance sheet date were as follows:

	Currency	Maturity Period	Contract Amount (Thousands)

December 31, 2014

Forward exchange contracts - buy	EUR/NT$	2015.3	EUR2,341/NT$90,509

The Company did not have any outstanding forward exchange contracts applied to hedge accounting for the year ended December 31, 2013

Losses arising from the hedging derivative instruments reclassified from equity to initial cost of the non-financial asset in 2014 were $18,435.

21.	SHORT-TERM LOANS

	December 31
	2014	2013

Unsecured loans	$564,400	$254,357

Annual interest rate	1.25%-2.40%	1.18%-2.40%

22.	LONG-TERM LOANS (INCLUDING LONG-TERM LOANS - CURRENT PORTION)

	December 31
	2014	2013

Secured loans (Note 39)	$1,900,000	$1,700,000
Less: Current portion of long-term loans	—	300,000

	$1,900,000	$1,400,000

The annual interest rates of loans were as follows:

	December 31
	2014	2013

Secured loans	1.13%-2.35%	1.15%-2.10%

LED obtained a secured loan from Chang Hwa Bank in September 2010. Interest is paid monthly. $300,000 thousand and $1,350,000 thousand were originally due in December 2014 and September 2015, respectively. In October 2014, the bank borrowing mentioned above was extended to September 2018 for one time repayment. LED obtained another secured loan from Chang Hwa Bank in December 2012 for $400,000 thousand which will be due in December 2017; LED has made an early repayment of $300,000 thousand and $50,000 thousand in February 2013 and May 2013, respectively.

Chunghwa Precision Test Tech. Co., Ltd entered into a secured loan contract of $348,000 thousand with Bank of Taiwan in April 2014, interest will be paid monthly, amortization of principle will begin in June 2016, and the contract will expire in April 2029. The Company made early repayment of $148,000 thousand from September to December 2014.

23.	TRADE NOTES AND ACCOUNTS PAYABLE

	December 31
	2014	2013

Trade notes and accounts payable	$18,518,977	$15,589,108

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

24.	OTHER PAYABLES

	December 31
	2014	2013

Accrued salary and compensation	$9,122,156	$10,336,141
Payables to contractors	2,628,892	2,732,518
Accrual amounts for bonuses to employees and remuneration to directors and supervisors	1,679,756	980,363
Accrued franchise fees	1,585,174	2,009,009
Amounts collected for others	1,330,695	1,325,918
Payables to equipment suppliers	1,181,777	1,819,604
Accrued maintenance costs	867,708	990,655
Others	5,938,834	6,597,561

	$24,334,992	$26,791,769

25.	PROVISIONS

	December 31
	2014	2013

Warranties	$211,633	$201,494
Employee benefits	55,569	47,265
Others	4,832	4,046

	$272,034	$252,805

Current	$179,374	$129,341
Noncurrent	92,660	123,464

	$272,034	$252,805

	Warranties	Employee Benefits	Others	Total

Balance on January 1, 2013	$221,245	$41,949	$2,960	$266,154
Additional provisions recognized	153,166	5,316	1,252	159,734
Used during the period	(172,917)	—	(166)	(173,083)

Balance on December 31, 2013	$201,494	$47,265	$4,046	$252,805

Balance on January 1, 2014	$201,494	$47,265	$4,046	$252,805
Additional provisions recognized	192,259	8,304	790	201,353
Used during the period	(174,794)	—	(4)	(174,798)
Reversing un-usage balances	(7,326)	—	—	(7,326)

Balance on December 31, 2014	$211,633	$55,569	$4,832	$272,034

a.	The provision for warranty claims represents the present values of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on the historical warranty experience.

b.	The provision for employee benefits represents vested long-term service leave entitlements accrued.

26.	ADVANCE RECEIPTS

Advance receipts are mainly from advance telecommunication charges. In accordance with NCC’s regulation named “Mandatory and Prohibitory Provisions To Be Included In Standard Contracts for Telecommunication Goods (Services) Coupons”, the Company entered into a contract with Bank of Taiwan to provide a performance guarantee for advance receipts from selling prepaid cards, as of December 31, 2014 amounting to $1,022,396 thousand.

27.	RETIREMENT BENEFIT PLANS

a.	Defined contribution plans

The pension plan under the Labor Pension Act of ROC (the “LPA”) is considered as a defined contribution plan. Based on the LPA, Chunghwa and its domestic subsidiaries make monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages. Its foreign subsidiaries would make monthly contributions based on the local pension requirements.

b.	Defined benefit plans

Chunghwa completed privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa was requested to administer the distributions to employees for pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization and recognized in other current monetary assets.

The Company’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement. Chunghwa and its subsidiaries contribute an amount no more than 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.

Under the Labor Standards Law, the rate of return on assets shall not be less than the average interest rate on a two-year time deposit published by the local banks and the government is responsible for any shortfall in the event that the rate of return is less than the required rate of return. The plan assets are held in a commingled fund which is operated and managed by the government’s designated authorities; as such, the Company does not have any right to intervene in the investments of the funds.

The most recent actuarial valuation of plan assets and the present value of the defined benefit obligation were carried out by the independent actuary.

The principal assumptions used for the purpose of the actuarial valuations were as follows:

	Measurement Date
	December 31
	2014	2013

Discount rates	2.00%	2.00%
Expected return on plan assets	2.00%	2.00%
Expected rates of salary increase	1.00%-2.00%	1.00%-2.75%

The expected rate of return was based on historical return trends and analysts’ predictions of the market where the plan assets located over the life of the related obligation, by reference to the aforementioned use of the plan assets and the impact of the related minimum return.

Amounts recognized in profit or loss in respect of these defined benefit plans were as follows:

	Year Ended December 31
	2014	2013

Current service cost	$2,919,397	$2,905,985
Interest cost	509,518	347,899
Expected return on plan assets	(416,079)	(296,682)
Past service cost	(4,280)	(4,336)
Settlement	74,758	—

	$3,083,314	$2,952,866

An analysis by function
Operating cost	$1,848,881	$1,762,718
Marketing expenses	883,070	854,471
Administration expenses	169,477	162,928
Research and development expenses	106,100	100,401

	$3,007,528	$2,880,518

Actuarial losses recognized in other comprehensive income for the years ended December 31, 2014 and 2013 was $408,657 thousand (which was actuarial losses amounting to $492,358 thousand net of the income tax effect of $83,701 thousand) and $512,151 thousand (which was actuarial losses amounting to $617,049 thousand net of the income tax effect of $104,898 thousand), respectively. The cumulative amount of actuarial losses recognized in other comprehensive income as of December 31, 2014 and 2013 was $2,163,104 thousand and $1,754,447 thousand, respectively.

The amount included in the consolidated balance sheet arising from the Company’s obligation in respect of its defined benefit plans was as follows:

	December 31
	2014	2013

Present value of funded defined benefit obligation	$27,958,086	$25,458,306
Fair value of plan assets	(21,496,222)	(19,981,837)

Funded status	6,461,864	5,476,469
Unrecognized past service cost	30,708	35,898

	$6,492,572	$5,512,367

Accrued pension liabilities	$6,500,598	$5,519,103
Prepaid pension cost (included in other noncurrent assets - others)	(8,026)	(6,736)

	$6,492,572	$5,512,367

Movements in the present value of the defined benefit obligations were as follows:

	Year Ended December 31
	2014	2013

Balance, beginning of the year	$25,458,306	$22,100,285
Current service cost	2,919,397	2,905,985
Interest cost	509,518	347,899
Actuarial losses	544,799	842,842
Benefits paid	(555,690)	(738,705)
Settlement	(918,244)	—

Balance, end of the year	$27,958,086	$25,458,306

Movements in the fair value of the plan assets were as follows:

	Year Ended December 31
	2014	2013

Balance, beginning of the year	$19,981,837	$17,528,601
Expected return on plan assets	416,079	296,682
Actuarial gains	52,441	225,793
Contributions from the employer	2,486,497	2,564,906
Benefits paid from plan assets	(1,440,632)	(634,145)

Balance, end of the year	$21,496,222	$19,981,837

The major categories of plan assets at the end of the reporting period for each category were disclosed based on the information announced by Bureau of Labor Funds, Ministry of Labor:

	Fair Value of Plan Assets (%)
	December 31
	2014	2013

Stock and beneficiary certificates	49.69	44.77
Fixed income investments	28.36	31.58
Cash	19.12	22.86
Others	2.83	0.79

	100.00	100.00

The Company chose to disclose the historical information of experience adjustments as the amounts determined for each accounting period prospectively from the date of transition to Taiwan-IFRSs (January 1, 2012).

	December 31, 2014	December 31, 2013	December 31, 2012	January 1, 2012

Present value of defined benefit obligation	$(27,958,086)	$(21,458,306)	$(22,100,285)	$(18,697,050)

Fair value of plan assets	$21,496,222	$19,981,837	$17,528,601	$15,750,858

Deficit	$(6,461,864)	$(5,476,469)	$(4,571,684)	$(2,946,192)

Experience adjustments on plan liabilities	$(540,179)	$(1,692,273)	$(545,960)	$—

Experience adjustments on plan assets	$52,441	$60,207	$91,526	$—

The Company expects to make a contribution of $2,507,885 thousand to the defined benefit plans during the annual period beginning after 2014.

28.	EQUITY

a.	Share capital

1)	Common stock

	December 31
	2014	2013

Number of authorized shares (thousand)	12,000,000	12,000,000

Authorized shares	$120,000,000	$120,000,000

Number of shares issued and collected proceeds	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465

The issued common stock has a par value of $10 per share and entitles the holder the right to vote and receive dividends.

2)	Global depositary receipts

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of December 31, 2014, the outstanding ADSs were 246,652 thousand common shares, which equaled 24,665 thousand units and represented 3.18% of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Addition paid-in capital

The adjustment of additional paid-in capital for the years ended December 31, 2014 and 2013 were as follows:

	Share Premium	Movements of Paid-in Capital for Associates and Jointly Controlled Entities Accounted for Using Equity Method	Movements of Paid-in Capital Arising from Changes in Equities of Subsidiaries	Donated Capital	Stockholders’ Contribution Due to Privatization	Total

Balance on January 1, 2013	$169,491,289	$—	$4,893	$13,170	$20,648,078	$190,162,430
Cash distributed from additional paid-in capital	(5,589,240)	—	—	—	—	(5,589,240)
Change in additional paid-in capital from investments in associates and jointly controlled entities accounted for using equity method	—	41,973	—	—	—	41,973
Disposal of investments accounted for using equity method	—	(577)	—	—	—	(577)
Exercise of employee stock option of subsidiaries	—	—	5,498	—	—	5,498
Employee stock bonus issued by a subsidiary	—	—	(19)	—	—	(19)

Balance on December 31, 2013	$163,907,049	$41,396	$10,372	$13,170	$20,648,078	$184,620,065

Balance on January 1, 2014	$163,907,049	$41,396	$10,372	$13,170	$20,648,078	$184,620,065
Cash distributed from additional paid-in capital	(16,577,633)	—	—	—	—	(16,577,663)
Change in additional paid-in capital from investments in associates and jointly controlled entities accounted for using equity method	—	2,252	—	—	—	2,252
Change in additional paid-in capital from share subscription not based on original ownership of a subsidiary	—	—	2,988	—	—	2,988
Employee stock bonus issued by a subsidiary	—	—	293	—	—	293

Balance on December 31, 2014	$147,329,386	$43,648	$13,653	$13,170	$20,648,078	$168,047,935

Additional paid-in capital may only be utilized to offset deficits. However, the additional paid-in capital from shares issued in excess of par and donations may be distributed in cash or capitalized when a company has no deficit, which however is limited to a certain percentage of Chunghwa’s paid-in capital.

Additional paid-in capital from investments accounted for using equity method may not be used for any purpose.

c.	Retained earnings and dividends policy

Before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income, except when the accumulated amount of such legal reserve equals to the Company’s total authorized capital, and depending on its business needs or requirements, may also set aside or reverse special reserves. In accordance with Chunghwa’s Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

For the years ended December 31, 2014 and 2013, the accrual amounts for bonuses to employees and remuneration to directors and supervisors were accrued based on past experiences and the probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd.

If the initial accrual amounts of the aforementioned bonus are significantly different from the amounts proposed by the board of directors, the difference is charged to the earnings of the year making the initial estimate. Otherwise, the difference between initial accrual amount and the amount resolved in the shareholders’ meeting is charged to the earnings of the following year as a result of change in accounting estimate. If the shareholders’ meeting approved to distribute the employee bonus as stocks, the share number of the stock bonus were determined by the amount of bonus divided by the fair value of the common stocks which was the closing market prices one day before shareholders’ meeting after taking into account the effects of ex-rights and ex-dividends.

The Company should appropriate or reverse a special reserve in accordance with Rule No. 1010012865 and Rule No. 1010047490 issued by the FSC and the directive entitled “Questions and Answers on Special Reserves Appropriated Following the Adoption of Taiwan-IFRSs”. Distributions can be made out of any subsequent reversal of the debit to other equity items.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or, when the legal reserve has exceeded 25% of the Chunghwa’s paid-in capital, the excess may be transferred to capital or distributed in cash.

Except for non-ROC resident shareholders, all shareholders receiving the dividends are entitled a tax credit equal to their proportionate share of the income tax paid by the Chunghwa.

The appropriations of earnings for 2013 and 2012 had been approved in the stockholders’ meetings on June 24, 2014 and June 25, 2013 were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2013	For Fiscal Year 2012	For Fiscal Year 2013	For Fiscal Year 2012

Legal reserve	$2,074,342	$3,990,397
Special reserve	144,005	—
Cash dividends	18,525,558	35,913,099	$2.39	$4.63

The stockholders of Chunghwa resolved to distribute cash $2.14 per share and the total amount of $16,577,663 thousand from additional paid-in capital on June 24, 2014.

The stockholders of Chunghwa resolved to distribute cash $0.72 per share and the total amount of $5,589,240 thousand from additional paid-in capital on June 25, 2013.

The bonuses to the employees and remuneration to the directors and supervisors for 2013 and 2012 approved in the stockholders’ meetings on June 24, 2014 and June 25, 2013 were as follows:

	2013	2012
	Cash Bonus	Cash Bonus

Bonus to employees	$758,627	$1,533,082
Remuneration of directors and supervisors	19,304	37,484

The appropriations of earnings for 2012 were proposed according to the Company’s financial statements for the year ended December 31, 2012, which were prepared in accordance with the pre-revised Guidelines Governing the Preparation of Financial Reports by Securities Issuers and the Generally Accepted Accounting Standard in the Republic of China (“ROC GAAP”), and by reference to the balance sheet for the year ended December 31, 2012, which was prepared in accordance with the revised Guidelines Governing the Preparation of Financial Reports by Securities Issuers (revised).

There was no difference between the initial accrual amounts and the amounts resolved in shareholders’ meeting of the aforementioned bonuses to employees and the remuneration to directors and supervisors.

The appropriations of earnings for 2014 had been proposed by the Chunghwa’s board of directors on February 13, 2015. The appropriations and dividends per share were as follows:

	Appropriation of Earnings	Dividends Per Share (NT$)

Legal reserve	$680,743
Reversal of special reserve	(144,005)
Cash dividends	37,673,263	$4.86

The appropriations of earnings, the bonus to employees, and the remuneration to directors and supervisors for 2014 are subject to the resolution of the shareholders’ meeting to be held on June 26, 2015.

Information of the appropriation of the Company’s earnings, employees bonuses and remuneration to directors and supervisors proposed by the board of directors and approved by the stockholders is available on the Market Observation Post System website.

d.	Special reserves to be recognized under Rule No. 1010012865 issued by the FSC from the date of transition to Taiwan-IFRSs (January 1, 2012).

The adjustments of Taiwan-IFRSs adoption resulted in the decrease of retained earnings of the Company; therefore, the Company is not required to appropriate any amount to the special reserve.

e.	Other equity items

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain (loss) on available-for-sale financial assets

	Year Ended December 31
	2014	2013

Beginning balance	$(149,747)	$257,991
Unrealized gain (loss) on available-for-sale financial assets	925,495	(559,730)
Income tax relating to unrealized gain (loss) on available-for-sale financial assets	2,974	(5,635)
Amount reclassified from equity to profit or loss on disposal	(38,734)	157,627

Ending balance	$739,988	$(149,747)

f.	Noncontrolling interests

	Year Ended December 31
	2014	2013

Beginning balance	$5,054,331	$4,441,849
Attributable to noncontrolling interests
Cash dividends distributed by subsidiaries	(796,770)	(811,296)
Net income of current period	549,502	1,123,934
Exchange differences arising from the translation of the net investment in foreign operations	24,167	28,323
Unrealized gain (loss) on available-for-sale financial assets	(8,558)	9,418
Income tax relating to unrealized gain (loss) on available-for-sale financial assets	368	(696)
Actuarial gains (loss) arising from defined benefit plans	(2,673)	2,498
Income tax relate to actuarial gains and losses	455	(425)
Share of other comprehensive income of associates accounted for using equity method	3,750	1,560
Changes in additional paid-in capital from investments in associates accounted for using equity method	(4,060)	103,320
Disposal of investments accounted for using equity method	—	(1,501)
Adjustment for change in additional paid-in capital from share subscription not based on original ownership of a subsidiary	369	—
Exercise of employee stock option of subsidiaries	—	44,438
Compensation cost of employee stock options of a subsidiary	93,287	69,579
Employee stock bonus issued by a subsidiary	5,451	2,468
Increase in noncontrolling interests	161,998	40,862

Ending balance	$5,081,617	$5,054,331

29.	REVENUE

The main source of revenue of the Company includes various telecommunications services in many different streams, and the related information is discussed in Note 43.

30.	NET INCOME AND OTHER COMPREHENSIVE INCOME (LOSS)

a.	Income

1)	Other income and expenses

	Year Ended December 31
	2014	2013

Gain on disposal of property, plant and equipment, net	$25,276	$85,512
Gain on disposal of investment properties	605,353	—
Impairment loss on property, plant and equipment	(64)	(254,210)
Reversal gain on investment properties	—	245,708
Impairment loss on intangible assets	—	(18,055)

	$630,565	$58,955

2)	Other income

	Year Ended December 31
	2014	2013

Income from Piping Fund	$200,000	$—
Dividends income	77,658	78,612
Rental income	45,308	43,200
Others	263,933	234,716

	$586,899	$356,528

3)	Other gains and losses

	Year Ended December 31
	2014	2013

Net foreign currency exchange gains (losses)	$201,209	$(100,195)
Gain on disposal of financial instruments, net	45,795	76,291
Gain on disposal of investments accounted for using equity method	—	15,425
Valuation gain (loss) on financial assets and liabilities at fair value through profit or loss, net	1,142	(676)
Loss arising from derivatives as designated hedging instruments in fair value hedges, net	—	(93,145)
Gain arising from adjustments for hedged item attributable to the hedged risk in a designated fair value hedge accounting relationship	—	93,145
Impairment losses on financial assets carried at cost	(23,334)	(66,342)
Others	(93,840)	(47,414)

	$130,972	$(122,911)

4)	Impairment loss on financial instruments

	Year Ended December 31
	2014	2013

Notes and accounts receivable	$292,385	$239,200

Other receivables	$33,306	$13,890

Financial assets carried at cost	$23,334	$66,342

5)	Impairment loss (reversal gain) on non-finacial assets

	Year Ended December 31
	2014	2013

Inventories	$288,364	$202,707

Intangible assets	$—	$18,055

Property, plant and equipment	$64	$254,210

Investment properties	$—	$(245,708)

6)	Depreciation and amortization expenses

	Year Ended December 31
	2014	2013

Property, plant and equipment	$31,879,958	$30,937,894
Investment properties	16,436	16,575
Intangible assets	2,218,298	1,237,820

Total depreciation and amortization expenses	$34,114,692	$32,192,289

Depreciation expenses summarized by functions
Operating costs	$29,682,079	$28,813,449
Operating expenses	2,214,315	2,141,020

	$31,896,394	$30,954,469

Amortization expenses summarized by functions
Operating costs	$1,915,507	$986,570
Operating expenses	302,791	251,250

	$2,218,298	$1,237,820

7)	Employee benefit expenses

	Year Ended December 31
	2014	2013

Post-employment benefit
Defined contribution plans	$440,523	$374,911
Defined benefit plans	3,007,528	2,880,518

	3,448,051	3,255,429

Share-based payment
Equity-settled share-based payment	93,287	69,579

(Continued)

	Year Ended December 31
	2014	2013

Other employee benefit
Salaries	24,856,939	24,942,491
Insurance	2,565,058	2,449,831
Others	15,658,516	14,410,923

	43,080,513	41,803,245

Total employee benefit expenses	$46,621,851	$45,128,253

Summary by functions
Operating costs	$26,362,254	$25,038,246
Operating expenses	20,259,597	20,090,007

	$46,621,851	$45,128,253

(Concluded)

As of December 31, 2014 and 2013, the Company had 32,596 and 32,187 employees, respectively.

b.	Components of others comprehensive income

	Year Ended December 31
	2014	2013

Unrealized gain (loss) on available-for-sale financial assets:
Gains (losses) arising during the year	$924,742	$(549,774)
Reclassification adjustments - upon disposal	(46,539)	157,089

	$878,203	$(392,685)

Cash flow hedges:
Losses arising during the year	$(18,718)	$—
Adjusted against the carrying amount of hedged items	18,435	—

	$(283)	$—

31.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Year Ended December 31
	2014	2013

Current tax
Current tax expenses recognized for the current period	$7,516,277	$8,138,294
Income tax expenses of unappropriated earnings	33,009	88,799
Income tax adjustments on prior years	4,078	123,267
Others	40,424	18,366

	7,593,788	8,368,726
Deferred tax
Deferred tax expenses recognized for the current period	(200,328)	(97,980)

Income tax recognized in profit or loss	$7,393,460	$8,270,746

Reconciliation of accounting profit and income tax expense is as follows:

	Year Ended December 31
	2014	2013

Profit before tax	$46,559,138	$49,110,373

Income tax expense calculated at the statutory rate (17%)	7,915,053	8,348,764
Nondeductible revenues and expenses in determining taxable income	47,664	(2,411)
Imputed income on tax	1,168	1,964
Unrecognized deductible temporary differences	(66,659)	67,260
Unrecognized loss carryforwards	161,671	128,568
Tax-exempt income	(398,828)	(265,147)
Income tax on unappropriated earnings	33,009	88,799
Investment credits	(314,384)	(232,735)
Effect of different tax rates of group entities operating in other jurisdictions	(25,317)	(10,215)
Adjustments of tax expense on prior years	4,078	123,267
Others	36,005	22,632

Income tax expense recognized in profit or loss	$7,393,460	$8,270,746

The applicable tax rate used above is the corporate tax rate of 17% payable by the entities subject to the Income Tax Law of the Republic of China, while the applicable tax rate used by subsidiaries in China is 25%. Tax rates used by other entities in the Company operating in other jurisdictions are based on the tax laws in those jurisdictions.

As the status of appropriations of earnings in 2015 is uncertain, the potential income tax consequences of 2014 unappropriated earnings cannot be reliably determinable.

b.	Income tax recognized in other comprehensive income

	Year Ended December 31
	2014	2013

Deferred tax
Unrealized gain (loss) on available-for-sale financial assets	$(3,342)	$6,331
Actuarial gains and losses arising from defined benefit plan	(83,701)	(104,898)

Total income tax recognized in other comprehensive income	$(87,043)	$(98,567)

c.	Current tax assets and liabilities

	December 31
	2014	2013

Current tax assets
Tax refund receivable (classified as other current assets - other)	$333,313	$726

Current tax liabilities
Income tax payable	$3,361,907	$4,144,076

d.	Deferred tax assets and liabilities

The movements of deferred tax assets and deferred tax liabilities were as follows:

For the year ended December 31, 2014

	January 1, 2014	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2014

Deferred tax assets

Temporary differences
Defined benefit obligation	$937,361	$83,161	$83,701	$1,104,223
Share of the profit of associates and jointly controlled entities accounted for using equity method	175,007	102,220	—	277,227
Deferred revenue	187,126	(31,512)	—	155,614
Allowance for doubtful receivables over quota	2,353	111,539	—	113,892
Valuation loss on inventory	56,553	(15,411)	—	41,142
Impairment loss on property, plant and equipment	59,015	(27,494)	—	31,521
Accrued award credits liabilities	20,823	7,720	—	28,543
Estimated warranty liabilities	23,764	(4,739)	—	19,025
Unrealized foreign exchange loss (gain), net	10,869	(10,869)	—	—
Others	15,415	18,192	—	33,607

	1,488,286	232,807	83,701	1,804,794

Loss carryforwards	27,122	1,890	—	29,012

	$1,515,408	$234,697	$83,701	$1,833,806

Deferred tax liabilities

Temporary differences
Land value incremental tax	$94,986	$—	$—	$94,986
Unrealized foreign exchange gain (loss), net	5	29,211	—	29,216
Valuation gain on financial instruments, net	6,388	141	(3,342)	3,187
Others	—	5,017	—	5,017

	$101,379	$34,369	$(3,342)	$132,406

For the year ended December 31, 2013

	January 1, 2013	Recognized in Profit or Loss	Recognized in Other Comprehensive Income	December 31, 2013

Deferred tax assets

Temporary differences
Defined benefit obligation	$783,291	$49,172	$104,898	$937,361
Share of the profit of associates and jointly controlled entities accounted for using equity method	89,396	85,611	—	175,007
Deferred revenue	232,236	(45,110)	—	187,126
Allowance for doubtful receivables over quota	2,166	187	—	2,353
Valuation loss on inventory	44,288	12,265	—	56,553
Impairment loss on property, plant and equipment	58,671	344	—	59,015
Accrued award credits liabilities	12,032	8,791	—	20,823
Estimated warranty liabilities	25,779	(2,015)	—	23,764
Unrealized foreign exchange loss (gain), net	18,573	(7,704)	—	10,869
Others	14,536	879	—	15,415

	1,280,968	102,420	104,898	1,488,286

Loss carryforwards	31,668	(4,546)	—	27,122
Investment credits	3,238	(3,238)	—	—

	$1,315,874	$94,636	$104,898	$1,515,408

Deferred tax liabilities

Temporary differences
Land value incremental tax	$94,986	$—	$—	$94,986
Unrealized foreign exchange gain (loss), net	20	(15)	—	5
Valuation gain on financial instruments, net	180	(123)	6,331	6,388
Others	3,206	(3,206)	—	—

	$98,392	$(3,344)	$6,331	$101,379

e.	Deductible temporary differences and unused loss carryforwards for which no deferred tax assets have been recognized in the consolidated balance sheets

	December 31
	2014	2013

Loss carryforwards
Expire in 2016	$38,393	$38,393
Expire in 2017	65,142	65,142
Expire in 2018	130,053	130,053
Expire in 2019	164,340	—
Expire in 2020	8	8
Expire in 2021	23	23
Expire in 2022	1,129	3,818

(Continued)

	December 31
	2014	2013

Expire in 2023	$21	$21
Expire in 2024	20	—

	$399,129	$237,458

Deductible temporary differences	$601	$67,260

(Concluded)

f.	Information about unused loss carryforwards

As of December 31, 2014, loss carryforwards was comprised of:

Remaining Creditable Amount	Expiry Year

$38,393	2016
65,142	2017
130,053	2018
169,980	2019
7,965	2020
10,481	2021
1,129	2022
2,099	2023
2,899	2024

$428,141

g.	The related information under the Integrated Income Tax System is as follows:

Undistributed earnings information

All Chunghwa’s earnings generated prior to June 30, 1998 have been appropriated.

Imputation credit account

	December 31
	2014	2013

Balance of Imputation Credit Account (“ICA”)	$7,845,495	$4,101,984

The creditable ratio for distribution of earnings of 2014 and 2013 was 20.48% (expected ratio) and 20.48%, respectively.

h.	Income tax examinations

Subsidiary Senao’s income tax returns have been examined by the tax authorities through 2011. Chunghwa and the following subsidiaries income tax returns have been examined by the tax authorities through 2012: CHPT, CHI, CHST, CHYP, CHIEF, Unigate, SFD, CHSI, LED, YYRP, SHE and CEI.

32.	EARNINGS PER SHARE

Net income and weighted average number of common stock used in the calculation of earnings per share were as follows:

Net Income

	Year Ended December 31
	2014	2013

Net income used to compute the basic earnings per share
Net income attributable to the parent	$38,616,176	$39,715,693
Assumed conversion of all dilutive potential common stock
Employee stock options and bonus of subsidiaries	(386)	(2,560)

Net income used to compute the diluted earnings per share	$38,615,790	$39,713,133

Weighted Average Number of Common Stock

	(Thousand Shares)

	Year Ended December 31
	2014	2013

Weighted average number of common stock used to compute the basic earnings per share	7,757,447	7,757,447
Assumed conversion of all dilutive potential common stock
Employee bonus	12,339	12,459

Weighted average number of common stock used to compute the diluted earnings per share	7,769,786	7,769,906

If Chunghwa may settle the employee bonus in shares or cash at the entity’s option, the entity shall presume that it will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the stockholders resolve the number of shares to be distributed to employees in their meeting in the following year.

33.	SHARE-BASED PAYMENT ARRANGEMENT

a.	SENAO share-based compensation plans

SENAO share-based compensation plans (“SENAO Plans”) described as follows:

Effective Date	Resolution Date by SENAO’s Board of Directors	Stock Options Units (Thousand)	Exercise Price (NT$)

2007.10.16	2007.10.31	6,181	$42.60
			(Original price $44.20)
2012.05.28	2013.04.29	10,000	$84.30
			(Original price $93.00)

Each option is eligible to subscribe for one common share when exercisable. Under the terms of the SENAO Plans, the options are granted at an exercise price equal to the closing price of the SENAO’s common shares listed on the TSE on the higher of closing price or par value. The SENAO Plans have exercise price adjustment formula upon the issuance of new common shares, capitalization of retained earnings and/or capital reserves, stock split as well as distribution of cash dividends, except (i) in the case of issuance of new shares in connection with mergers and in the case of cancellation of outstanding shares in connection with capital reduction, and (ii) except if the exercise price after adjustment exceeds the exercise price before adjustment. The options of all the Plans are valid for six years and the graded vesting schedule for which 50% of option granted will vest two years after the grant date and another two tranches of 25%, each will vest three and four years after the grant date respectively.

SENAO elected not to apply IFRS 2 retrospectively for the share-based payment transactions which were granted and vested before the transition date.

Stock options granted on May 7, 2013 applied IFRS 2. The recognized compensation cost was $93,287 thousand and $69,579 thousand for the years ended December 31, 2014 and 2013, respectively.

SENAO modified the plan terms of the outstanding stock options in July 2014 and June 2013 for 2013 Plan, the exercise price changed from $89.40 to $84.30 per share and $93.00 to $89.40 per share, respectively. The modification did not cause any incremental fair value.

Information about SENAO’s outstanding stock options for the years ended December 31, 2014 and 2013 were as follows:

	Year Ended December 31, 2014
	Granted on May 7, 2013
	Number of Options (Thousand)	Weighted- average Exercise Price (NT$)

Employee stock options

Balance on January 1	9,872	$89.40
Options forfeited	(845)	—

Balance on December 31	9,027	84.30

Option exercisable at end of the year	—	—

	Year Ended December 31, 2013
	Granted on May 7, 2013		Granted on October 31, 2007
	Number of Options (Thousand)	Weighted- average Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Exercise Price (NT$)

Employee stock options

Balance on January 1	—	$—	1,051	$42.60
Options granted	10,000	93.00	—	—
Options exercised	—	—	(980)	42.60
Options forfeited	(128)	—	(71)	—

Balance on December 31	9,872	89.40	—	—

Options exercisable at end of the year	—	—	—	—

As of December 31, 2014, information about employee stock options outstanding are as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)

$84.30	9,027	4.35	$84.30	—	$—

As of December 31, 2013, information about employee stock options outstanding are as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)

$89.40	9,872	5.35	$89.40	—	$—

SENAO used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted as of May 7, 2013

Dividends yield	—
Risk-free interest rate	0.91%
Expected life	4.375 years
Expected volatility	36.22%
Weighted-average fair value of grants (NT$)	$28.72

Had SENAO used the fair value method to evaluate the options using the Blake-Scholes model, the Assumption SENAO used and the fair value of the options would have been as follows:

Stock Options Granted as of October 31, 2007

Dividends yield	1.49%
Risk-free interest rate	2.00%
Expected life	4.375 years
Expected volatility	39.82%
Weighted-average fair value of grants (NT$)	$13.69

b.	CHPT share-based compensation plan

CHPT granted 1,000 stock options to its qualified employees in December 2008. Under the CHPT option plan, each stock option entitles the holder to subscribe one thousand common shares at $12.60 per share. The options are valid for five years. The qualified employee is able to exercise some percentages of stock option after two years of the grant date. After the option is granted, the stock exercise price will be adjusted based on formula when CHPT has major change in common stock or distributes cash dividend.

For the year ended December 31, 2013 information about CHPT’s outstanding stock options were as follows:

	Year Ended December 31, 2013
	Number of Options	Weighted- average Exercise Price (NT$)
Employee stock options

Balance on January 1	920	$10.10
Options exercised	(810)	10.10
Options expired	(110)	—

Balance on December 31	—	—

Options exercisable at end of the year	—	—

The share registration of 810 thousand employee stock options exercised in 2013 has been completed. 110 thousand of unexercised employee stock options were expired in December 2013. As of December 31, 2014 and 2013, CHPT has no outstanding employee stock options.

CHPT used the fair value to evaluate the options using the Black-Scholes model, the assumptions and the fair value of the options of CHPT would have been as follows:

Stock Options Granted as of December 31, 2008

Dividends yield	—
Risk-free interest rate	2.00%
Expected life	3.1 years
Expected volatility	20%
Weighted-average fair value of grants	$3.80

34.	NON-CASH TRANSACTIONS

For the years ended December 31, 2014 and 2013, the Company entered into the following non-cash investing activities:

	Year Ended December 31
	2014	2013

Acquisitions in property, plant and equipment	$32,084,102	$36,726,404
Other payables	475,357	(344,849)

	$32,559,459	$36,381,555

35.	OPERATING LEASE ARRANGEMENTS

a.	The Company as lessee

Except for the ST-2 satellite referred in Note 38 to the consolidated financial statement, the Company entered into several lease agreements for base stations located all over in Taiwan. The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	December 31
	2014	2013

Within one year	$3,050,119	$3,061,204
Longer than one year but within five years	5,807,675	6,389,468
Longer than five years	1,513,894	1,719,931

	$10,371,688	$11,170,603

b.	The Company as lessor

The Company lease out some land and buildings. The future aggregate minimum lease collection under non-cancellable operating leases are as follows:

	December 31
	2014	2013

Within one year	$410,921	$444,919
Longer than one year but within five years	524,697	659,080
Longer than five years	395,675	165,260

	$1,331,293	$1,269,259

36.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximising the return to stakeholders through the optimisation of the debt and equity balance.

The capital structure of the Company consists of debt of the Company and the equity attributable to the parent.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital.

According to the management’s suggestion, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing treasury stock, and proceeds from new debt or repayment of debt.

37.	FINANCIAL INSTRUMENTS

Categories of Financial Instruments

	December 31
	2014	2013

Financial assets

Measured at FVTPL
Held for trading	$1,163	$337
Held-to-maturity financial assets	7,484,269	11,765,847
Loans and receivables (Note a)	56,932,753	45,401,182
Available-for-sale financial assets (Note b)	6,280,742	5,494,095

Financial liabilities

Measured at FVTPL
Held for trading	21	246
Hedging derivative financial liabilities	283	—
Measured at amortized cost (Note c)	39,681,969	38,410,119

Note a:	The balances included cash and cash equivalents, trade notes and accounts receivable, accounts receivable from related parties, other financial assets and refundable deposits (classified as other assets) which were loans and receivables.
Note b:	The balances included financial assets carried at cost which were classified as available-for-sale financial assets.
Note c:	The balances included short-term loans, trade notes and accounts payable, payables to related parties, certain other payables, customer’s deposits and long-term loans which were financial liabilities carried at amortized cost.

Fair Value Information

a.	Financial instruments that are not measured at fair value

Except for what disclosed in the following table, the fair values of financial instruments not measured at fair value are considered approximately to their carrying amounts or the fair values cannot be reliable estimated:

	December 31
	2014		2013
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets
Held-to-maturity investments	$7,484,269	$7,515,530	$11,765,847	$11,807,972

b.	Financial instruments measured at fair value

The following table provides an analysis of financial instruments that are measured subsequent to initial recognition at fair value, grouped into Levels 1 to 3 based on the degree to which the fair value is observable.

1)	Level 1 fair value measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

2)	Level 2 fair value measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

3)	Level 3 fair value measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

December 31, 2014

	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL
Derivative financial assets	$—	$1,163	$—	$1,163

Available-for-sale financial assets
Domestic listed securities and emerging market shares
Equity investments	$3,914,212	$—	$—	$3,914,212

Hedging derivative financial liabilities
Derivative financial liabilities	$—	$283	$—	$283

Financial liabilities at FVTPL
Derivative financial liabilities	$—	$21	$—	$21

December 31, 2013

	Level 1	Level 2	Level 3	Total

Financial assets at FVTPL
Derivative financial assets	$—	$337	$—	$337

Available-for-sale financial assets
Domestic listed securities and emerging market shares
Equity investments	$3,046,182	$—	$—	$3,046,182
Foreign listed stocks
Equity investments	24,267	—	—	24,267

	$3,070,449	$—	$—	$3,070,449

Financial liabilities at FVTPL
Derivative financial liabilities	$—	$246	$—	$246

There were no transfers between Levels 1 and 2 for the years ended December 31, 2014 and 2013.

c.	Valuation techniques and assumptions applied for the purposes of measuring fair value.

The fair values of financial assets and financial liabilities are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets are determined with reference to quoted market prices.

2)	Forward exchange contracts are measured using quoted forward exchange rates and yield curves derived from quoted interest rates matching maturities of the contracts. Where such prices are not available, the value of the forward exchange contracts were calculated based on the forward exchange rate on the maturity date quoted by the financial institutions separately. Estimates and assumptions used in valuation techniques are consistent with the information used by market participants in determining the prices of financial instruments.

Financial Risk Management Objectives

The main financial instruments of the Company include equity and debt investments, accounts receivable, accounts payables and loans. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the board of directors. Those derivatives are used to hedge the risks of exchange rate and interest rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is audited by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

Chunghwa reports the significant risk exposures and related action plans timely and actively to the audit committee and if needed to the board of directors.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the end of the reporting period are as follows:

	December 31
	2014	2013

Assets
USD	$5,308,244	$4,233,525
EUR	16,579	5,366
SGD	$77,349	$141,832
RMB	112,158	147,237
Liabilities
USD	5,365,620	3,612,179
EUR	766,955	1,297,617
SGD	1,976	519

The carrying amount of the Company’s derivatives with exchange rate risk exposures at the end of the reporting period are as follows:

	December 31
	2014	2013

Assets
USD	$1,163	$337
Liabilities
USD	21	246
EUR	283	—

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies listed above.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible change in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and forward exchange contracts. A positive number below indicates an increase in pre-tax profit or equity where the functional currency weakens 5% against the relevant currency.

	Year Ended December 31
	2014	2013

Profit or loss
Monetary assets and liabilities (a)
USD	$(2,869)	$31,067
EUR	(37,519)	(64,613)
SGD	3,769	7,066
RMB	5,608	7,362
Derivatives (b)
USD	10,995	4,502
Equity
Derivatives (c)
EUR	(4,502)	—

a)	This is mainly attributable to the exposure to the outstanding foreign currency denominated receivables and payables of the Company outstanding at the end of the reporting period
b)	This is mainly attributable to the forward exchange contracts.

c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges

For a 5% strengthening of the functional currency against the relevant currencies, there would be a comparable impact on the pre-tax profit or equity, and the balances above would be negative.

2)	Interest rate risk

The carrying amount of the Company’s exposures to interest rates on financial assets and financial liabilities are as follows:

	December 31
	2014	2013

Fair value interest rate risk
Financial assets	$21,270,570	$5,682,095
Financial liabilities	564,400	224,357
Cash flow interest rate risk
Financial assets	4,625,384	10,609,392
Financial liabilities	1,900,000	1,730,000

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax profit would increase/decrease by $6,318 thousand and $22,223 thousand for the years ended December 31, 2014 and 2013, respectively. This is mainly attributable to the Company’s exposure to floating rates on its financial instruments and short-term and long-term loan.

3)	Other price risks

The Company is exposed to equity price risks arising from equity investments. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices of listed equity securities had been 5% higher/lower:

Other comprehensive income would increase/decrease by $195,711 thousand and $152,712 thousand as a result of the changes in fair value of available-for-sale assets for the years ended December 31, 2014 and 2013, respectively.

b.	Credit risk

Credit risk refers to the risk that a counterparty would default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in consolidated balance sheet as of the balance sheet date.

The Company serves a large consumer base, and the concentration of credit risk was limited.

c.	Liquidity risk

The Company manages and contains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

	Weighted Average Effective Interest Rate (%)	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	More Than 5 Year	Total

December 31, 2014

Non-derivative financial liabilities
Non-interest bearing	—	$41,582,178	$—	$1,679,756	$4,757,547	$—	$48,019,481
Floating interest rate instruments	1.22	—	—	—	1,755,128	144,872	1,900,000
Fixed interest rate instruments	1.37	—	500,000	64,400	—	—	564,400

		$41,582,178	$500,000	$1,744,156	$6,512,675	$144,872	$50,483,881

December 31, 2013

Non-derivative financial liabilities
Non-interest bearing	—	$41,957,323	$—	$980,363	$4,834,580	$—	$47,772,266
Floating interest rate instruments	1.18	—	20,000	310,000	1,400,000	—	1,730,000
Fixed interest rate instruments	1.53	175,000	35,000	14,357	—	—	224,357

		$42,132,323	$55,000	$1,304,720	$6,234,580	$—	$49,726,623

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table has been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total

December 31, 2014

Gross settled

Forward exchange contracts
Inflow	$220,135	$90,226	$—	$—	$310,361
Outflow	218,993	90,509	—	—	309,502

	$1,142	$(283)	$—	$—	$859

(Continued)

	Less Than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total

December 31, 2013

Gross settled

Forward exchange contracts
Inflow	$90,183	$—	$—	$—	$90,183
Outflow	90,092	—	—	—	90,092

	$91	$—	$—	$—	$91

(Concluded)

2)	Financing facilities

	December 31
	2014	2013

Unsecured bank loan facility
Amount used	$1,015,120	$254,357
Amount unused	35,314,880	8,474,923

	$36,330,000	$8,729,280

Secured bank loan facility
Amount used	$1,900,000	$1,700,000
Amount unused	818,000	600,000

	$2,718,000	$2,300,000

38.	RELATED PARTIES TRANSACTIONS

The ROC Government, one of Chunghwa’s customers held significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because the ROC government has significant influence over Chunghwa. Chunghwa believes that all revenues and costs of doing business are reflected in the consolidated financial statements.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship

Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Associate
So-net Entertainment Taiwan Co., Ltd. (“So-net”)	Associate
Skysoft Co., Ltd. (“SKYSOFT”)	Associate
KingWaytek Technology Co., Ltd. (“KWT”)	Associate
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	Associate
Viettel-CHT Co., Ltd. (“Viettel”)	Associate
Taiwan International Ports Logistics Corporation (“TIPL”)	Associate
Huada Digital Corporation (“HDD”)	Jointly controlled entity
Chunghwa Benefit One Co., Ltd. (“CBO”)	Jointly controlled entity
International Integrated System, Inc. (“IISI”)	Associate
Senao Networks, Inc. (“SNI”)	Associate
HopeTech Technologies Limited (“HopeTech”)	Associate
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	Associate
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	Associate

(Continued)

Company	Relationship

Other related parties
Chunghwa Telecom Foundation (“CTF”)	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds
Senao Technical and Cultural Foundation (“STCF”)	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Sochamp Technology Co., Ltd. (“Sochamp”)	Investor of significant influence over CHST
United Daily News Co., Ltd. (“UDN)	Investor of significant influence over SFD
E-Life Mall Co., Ltd.	One of the directors of E-Life Mall and a director of SENAO are members of an immediate family

(Concluded)

b.	Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and related parties are disclosed below:

1)	Operating transactions

	Revenues
	Year Ended December 31
	2014	2013

Associates	$328,631	$366,802

Jointly controlled entities	$7,181	$3,981

Others	$97,394	$69,319

	Purchases
	Year Ended December 31
	2014	2013

Associates	$1,662,952	$1,485,632

Jointly controlled entities	$34,393	$571

Others	$69,302	$74,205

2)	Non-operating transactions

	Year Ended December 31
	2014	2013

Associates	$34,396	$32,623

Others	$45	$38

3)	Receivables

	December 31
	2014	2013

Associates	$61,964	$59,875
Jointly controlled entities	80	1
Others	18,964	9,428

	$81,008	$69,304

4)	Payables

	December 31
	2014	2013

Associates	$402,372	$549,012
Jointly controlled entities	12	—
Others	5,581	7,797

	$407,965	$556,809

5)	Customers’ deposits

	December 31
	2014	2013

Associates	$9,419	$994
Others	247	—

	$9,666	$994

6)	Acquisition of property, plant and equipment

	Year Ended December 31
	2014	2013

Associates	$521,360	$1,269,730

The above amount is mainly attributable to telecommunications equipment bought from TISE.

7)	Prepayments

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SG$260,723 thousand), including a prepayment of $3,067,711 thousand, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011, and began its official operation in August 2011. The total rental expense for the year ended December 31, 2014 was $416,114 thousand, which consisted of an offsetting credit of the prepayment of $199,159 thousand and an additional accrual of $216,955 thousand. The prepayment was $2,367,613 thousand (classified as prepaid rents - current $204,398 thousand, and prepaid rents - noncurrent $2,163,215 thousand, respectively) as of December 31, 2014.

c.	Compensation of key management personnel

The remuneration of directors and members of key management personnel for the years ended December 31, 2014 and 2013 were as follows:

	Year Ended December 31
	2014	2013

Short-term benefits	$221,846	$256,818
Share-based payment	9,776	5,892
Post-employment benefits	8,446	10,049

	$240,068	$272,759

The remuneration of directors and key executives is determined by the compensation committee having regard to the performance of individual and market trends.

39.	PLEDGED ASSETS

The following assets are pledged as collaterals for long-term bank loans and contract deposits.

	December 31
	2014	2013

Property, plant and equipment, net	$3,079,179	$2,668,409
Land held under development (included in inventories)	1,998,733	1,998,733
Restricted assets (included in other noncurrent assets - others)	1,041	10,541

	$5,078,953	$4,677,683

40.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

At the balance sheet date, the Company’s remaining commitments under non-cancelable contracts with various parties, excluding those disclosed in other notes, were as follows:

a.	Acquisitions of land and buildings of $2,183,929 thousand as of December 31, 2014.

b.	Acquisitions of telecommunications equipment of $16,615,908 thousand as of December 31, 2014.

c.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as other monetary assets - noncurrent). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

41.	EXCHANGE RATE INFORMATION OF FOREIGN FINANCIAL ASSETS AND LIABILITIES

The significant information of foreign-currency financial assets and liabilities as below:

	December 31, 2014
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Financial assets

Monetary items
Cash
USD	$5,076	31.65	$160,666
EUR	344	38.47	13,221
SGD	3,175	23.94	76,019
RMB	22,035	5.09	112,158
Accounts receivable
USD	162,641	31.65	5,147,578
EUR	87	38.47	3,358
SGD	56	23.94	1,330
Non-monetary items
Investments accounted for using equity method
USD	986	31.65	31,211
SGD	23,324	23.94	558,379

Financial liabilities

Monetary items
Accounts payable
USD	169,530	31.65	5,365,620
EUR	19,936	38.47	766,955
SGD	83	23.94	1,976

	December 31, 2013
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Financial assets

Monetary items
Cash
USD	$6,446	29.80	$192,118
EUR	96	41.09	3,947
SGD	5,912	23.58	139,416
RMB	30,024	4.90	147,237
Accounts receivable
USD	135,595	29.80	4,041,407
EUR	35	41.09	1,419
SGD	102	23.58	2,416
Non-monetary items
Available-for-sale financial assets
USD	$814	29.80	$24,267
Investments accounted for using equity method
USD	854	29.80	25,564
SGD	22,046	23.58	519,839

Financial liabilities

Monetary items
Accounts payable
USD	121,194	29.80	3,612,179
EUR	31,580	41.09	1,297,617
SGD	22	23.58	519

42.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for the Company:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Marketable securities held (excluding investments in subsidiaries and associates and jointly controlled entity): Please see Table 2.

d.	Marketable securities acquired and disposed of at costs or prices at least $300 million or 20% of the paid-in capital: Please see Table 3.

e.	Acquisition of individual real estate at costs of at least $300 million or 20% of the paid-in capital: Please see Table 4.

f.	Disposal of individual real estate at prices of at least $300 million or 20% of the paid-in capital: Please see Table 5.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 6.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 7.

i.	Names, locations, and other information of investees on which the Company exercises significant influence (excluding investment in Mainland China): Please see Table 8.

j.	Financial transactions: Please see Notes 7, 20 and 37.

k.	Investment in Mainland China: Please see Table 9.

l.	Intercompany relationships and significant intercompany transaction: Please see Table 10.

43.	SEGMENT INFORMATION

The Company has the following reportable segments that provide different products or services. The reportable segments are managed separately because each segment represents a strategic business unit that serves different markets. Segment information is provided to CEO who allocates resources and assesses segment performance. The Company’s measure of segment performance is mainly based on revenues and income before tax. The Company’s reportable segments are as follows:

a.	Domestic fixed communications business - the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

b.	Mobile communications business - the provision of mobile services, sales of mobile handsets and data cards, and related services;

c.	Internet business - the provision of HiNet services and related services;

d.	International fixed communications business - the provision of international long distance telephone services and related services;

e.	Others - the provision of non-Telecom services, and the corporate related items not allocated to reportable segments.

There was no material differences between the accounting policies of the operating segments and the accounting policies described in Note 3.

Segment Revenues and Operating Results

Analysis by reportable segment of revenue and operating results of continuing operations are as follows:

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Total

Year ended December 31, 2014

Revenue
From external customers	$72,062,697	$110,664,916	$25,997,008	$15,313,039	$2,571,026	$226,608,686
Intersegment revenues	19,727,732	5,323,950	4,705,037	2,256,543	2,422,128	34,435,390

Segment revenues	$91,790,429	$115,988,866	$30,702,045	$17,569,582	$4,993,154	261,044,076

Intersegment elimination						(34,435,390)

Consolidated revenues						$226,608,686

Segment income before income tax	$19,535,157	$19,321,873	$9,546,583	$191,096	$(2,035,571)	$46,559,138

Year ended December 31, 2013

Revenue
From external customers	$73,502,031	$110,589,850	$25,446,792	$15,749,968	$2,692,666	$227,981,307
Intersegment revenues	18,446,818	5,702,284	4,354,398	2,107,016	1,231,254	31,841,770

Segment revenues	$91,948,849	$116,292,134	$29,801,190	$17,856,984	$3,923,920	259,823,077

Intersegment elimination						(31,841,770)

Consolidated revenues						$227,981,307

Segment income before income tax	$17,338,606	$23,676,221	$9,432,414	$892,251	$(2,229,119)	$49,110,373

Other Segment Information

Other information reviewed by the chief operating decision maker or regularly provided to the chief operating decision maker was as following:

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Total

Year ended December 31, 2014

Interest revenue	$24,079	$11,861	$10,019	$2,326	$239,849	$288,134

Interest expense	$—	$13,766	$568	$—	$31,814	$46,148

Depreciation and amortization	$18,540,170	$9,908,696	$3,422,151	$1,819,839	$423,836	$34,114,692

Capital expenditure	$16,164,526	$9,618,961	$4,425,406	$1,458,272	$892,294	$32,559,459

Year ended December 31, 2013

Interest revenue	$11,817	$9,265	$5,611	$2,185	$533,930	$562,808

Interest expense	$1,432	$9,308	$558	$—	$25,114	$36,412

Depreciation and amortization	$19,005,060	$8,147,299	$3,121,848	$1,548,609	$369,473	$32,192,289

Capital expenditure	$20,361,717	$9,245,371	$4,621,260	$1,559,415	$593,792	$36,381,555

Main Products and Service Revenues from External Customer Information

	Year Ended December 31
	2014	2013

Mobile services revenue	$77,468,472	$76,708,830
Local telephone and domestic long distance telephone services revenue	38,904,763	41,278,348
Broadband access and domestic leased line services revenue	23,680,978	24,183,252
Internet services revenue	17,241,218	17,191,163
International network and leased telephone services revenue	11,951,054	12,674,982
Others	57,362,201	55,944,732

	$226,608,686	$227,981,307

Geographic Information

The users of the Company’s services are mainly from Taiwan, ROC. The revenues it derived outside Taiwan are mainly revenues from international long distance telephone and leased line services. The geographic information for revenues is as follows:

	Year Ended December 31
	2014	2013

Taiwan, R.O.C.	$216,172,810	$217,986,355
Overseas	10,435,876	9,994,952

	$226,608,686	$227,981,307

The Company has long-lived assets in U.S., Singapore, Hong Kong, China, Vietnam, and Japan and except for $4,086,581 thousand and $3,309,999 thousand at December 31, 2014 and 2013, respectively, in the aforementioned areas, the other long-lived assets are located in Taiwan, ROC.

Major Customers

For the years ended December 31, 2014 and 2013, the Company did not have any single customer whose revenue exceeded 10% of the total revenue.

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

YEAR ENDED DECEMBER 31, 2014

(Amounts in Thousands of New Taiwan Dollars)

No.	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Actual Borrowing Amount	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable	Endorsement/ Guarantee Given by Parent on Behalf of Subsidiaries	Endorsement/ Guarantee Given by Subsidiaries on Behalf of Parent	Endorsement/ Guarantee Given on Behalf of Companies in Mainland China	Note
		Name	Nature of Relationship (Note 2)

0	Chunghwa Telecom Co., Ltd.	Donghwa Telecom Co., Ltd.	b.	$—	$1,371,150	$—	$—	$—	—	$—	Yes	No	No	—

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.
b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	Trading partner.
b.	Majority owned subsidiary.
c.	The Company and subsidiary owns over 50% ownership of the investee company.
d.	A subsidiary jointly owned by the Company and the Company’s directly-owned subsidiary.
e.	Guaranteed by the Company according to the construction contract.
f.	An investee company. The guarantees were provided based on the Company’s proportionate share in the investee company.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

DECEMBER 31, 2014

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2014				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Market Value or Net Asset Value

Chunghwa Telecom Co., Ltd.	Stocks
	Taipei Financial Center Corp.	—	Financial assets carried at cost - noncurrent	172,927	$1,789,530	12	$—	—
	Innovation Works Development Fund, L.P.	—	Financial assets carried at cost - noncurrent	—	202,464	4	—	—
	Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost - noncurrent	9,461	94,608	17	—	—
	Global Mobile Corp.	—	Financial assets carried at cost - noncurrent	7,617	77,018	3	—	—
	iD Branding Ventures	—	Financial assets carried at cost - noncurrent	2,625	26,250	8	—	—
	Innovation Works Limited	—	Financial assets carried at cost - noncurrent	1,000	31,390	2	—	—
	CQi Energy Infocom Inc.	—	Financial assets carried at cost - noncurrent	2,000	—	18	—	—
	RPTI Intergroup International Ltd.	—	Financial assets carried at cost - noncurrent	4,765	—	10	—	—
	Essence Technology Solution, Inc.	—	Financial assets carried at cost - noncurrent	200	—	7	—	—
	China Airlines Ltd.	—	Available-for-sale financial assets - noncurrent	263,622	3,822,521	5	3,822,521	Note 2

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2014				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Market Value or Net Asset Value

	Bond
	Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	—	Held-to-maturity financial assets	—	150,771	—	150,705	Note 3
	Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	—	Held-to-maturity financial assets	—	100,470	—	100,470	Note 3
	China Petroleum Corporation 1st Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	101,430	—	101,885	Note 3
	China Petroleum Corporation 1st Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	202,917	—	203,770	Note 3
	Taiwan Power Co. 2nd Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	203,690	—	204,504	Note 3
	Taiwan Power Co. 3rd Unsecured Corporate Bond-C Issue in 2006	—	Held-to-maturity financial assets	—	204,453	—	204,811	Note 3
	China Steel Corporation 2nd Unsecured Corporate Bonds-B Issue in 2008	—	Held-to-maturity financial assets	—	100,882	—	101,640	Note 3
	China Steel Corporation 2nd Unsecured Corporate Bonds-B Issue in 2008	—	Held-to-maturity financial assets	—	151,555	—	152,461	Note 3
	FRFC 2nd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	100,094	—	100,530	Note 3
	FRFC 2nd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	50,032	—	50,265	Note 3
	Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	150,203	—	150,572	Note 3

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2014				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Market Value or Net Asset Value

	Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	$50,034	—	$50,191	Note 3
	Taiwan Power Company 2nd Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	50,015	—	50,162	Note 3
	Taiwan Power Company 3rd Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	100,130	—	100,458	Note 3
	Taiwan Power Company 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	99,985	—	100,524	Note 3
	Taiwan Power Company 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	49,992	—	50,262	Note 3
	Taiwan Power Company 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	150,063	—	150,787	Note 3
	NAN YA Company 2nd Unsecured Corporate Bond Issue in 2010	—	Held-to-maturity financial assets	—	25,050	—	25,145	Note 3
	China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	200,144	—	200,215	Note 3
	Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	149,964	—	150,655	Note 3
	China Steel Corporation 1st Unsecured Corporate Bonds-A Issue in 2011	—	Held-to-maturity financial assets	—	100,139	—	100,531	Note 3
	China Steel Corporation 1st Unsecured Corporate Bonds-A Issue in 2011	—	Held-to-maturity financial assets	—	300,803	—	301,592	Note 3
	FRFC 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	299,854	—	301,477	Note 3

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2014				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Market Value or Net Asset Value

	TSMC 1st Unsecured Corporate Bond-A Issue in 2011	—	Held-to-maturity financial assets	—	299,892	—	302,943	Note 3
	TSMC 1st Unsecured Corporate Bond-A Issue in 2011	—	Held-to-maturity financial assets	—	100,341	—	100,981	Note 3
	Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond Issue in 2011	—	Held-to-maturity financial assets	—	300,826	—	303,810	Note 3
	Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond Issue in 2011	—	Held-to-maturity financial assets	—	100,257	—	101,270	Note 3
	Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	149,938	—	150,798	Note 3
	Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	199,889	—	201,128	Note 3
	Chinese Petroleum Corporation 2nd unsecured Corporate Bonds-A Issue in 2012	—	Held-to-maturity financial assets	—	199,891	—	200,972	Note 3
	Taiwan Power Co. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	99,953	—	99,530	Note 3
	Taiwan Power Co. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	39,982	—	39,812	Note 3
	Taiwan Power Co. 2nd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	99,950	—	100,820	Note 3
	TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,919	—	201,267	Note 3

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2014				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Market Value or Net Asset Value

	TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	$99,960	—	$100,633	Note 3
	TSMC 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	200,159	—	201,267	Note 3
	TSMC 2nd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,895	—	200,808	Note 3
	TSMC 3rd Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	199,890	—	201,010	Note 3
	KGI Securities Co., Ltd. 1st Unsecured Corporate Bonds in 2012	—	Held-to-maturity financial assets	—	300,000	—	300,259	Note 3
	Fubon Financial Holding Co., Ltd. 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	300,000	—	302,217	Note 3
	China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	150,031	—	150,432	Note 3
	China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	100,042	—	100,288	Note 3
	China Development Holding Corporation 1st Unsecured Corporate Bond-A Issue in 2012	—	Held-to-maturity financial assets	—	100,042	—	100,288	Note 3
	TaipeiFubon Bank 5th Financial Debentures-A Issue in 2010	—	Held-to-maturity financial assets	—	300,392	—	300,523	Note 3
	TaipeiFubon Bank 5th Financial Debentures-A Issue in 2010	—	Held-to-maturity financial assets	—	200,185	—	200,349	Note 3
	TaipeiFubon Bank 5th Financial Debentures-A Issue in 2010	—	Held-to-maturity financial assets	—	100,073	—	100,175	Note 3

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2014				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Market Value or Net Asset Value

	HSBC Bank (Taiwan) Limited 1st Financial Debenture-C Issue in 2011	—	Held-to-maturity financial assets	—	200,092	—	200,341	Note 3
	Eximbank 19-2nd unsecured Financial Debenture	—	Held-to-maturity financial assets	—	150,000	—	149,997	Note 3

Senao International Co., Ltd.	Stocks
	N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost - noncurrent	1,200	12,000	9	—	—

CHIEF Telecom Inc.	Stocks
	3 Link Information Service Co., Ltd.	—	Financial assets carried at cost - noncurrent	374	3,450	10	—
	21 Vianet Group, Inc.	—	Available-for-sale financial assets	—	—	—	—	Note 2

Chunghwa Investment Co., Ltd.	Stocks
	Tatung Technology Inc.	—	Financial assets carried at cost - noncurrent	4,571	$73,964	11	—	—
	iD Branding Ventures	—	Financial assets carried at cost - noncurrent	875	8,750	3	—	—
	Uni Display Inc.	—	Financial assets carried at cost - noncurrent	1,712	1,704	1	—	—
	A2 peak Power Co., Ltd.	—	Financial assets carried at cost - noncurrent	990	—	3	—	—
	VisEra Technologies Company Ltd.	—	Financial assets carried at cost - noncurrent	649	18,175	—	—	—
	Ultra Fine Optical Technology Co., Ltd.	—	Financial assets carried at cost - noncurrent	441	—	8	—	—
	PChome Store Inc.	—	Available-for-sale financial assets - noncurrent	259	53,562	2	53,562	Note 2
	Tons Lightology Inc.	—	Available-for-sale financial assets - noncurrent	1,242	38,129	3	38,129	Note 2

(Continued)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	December 31, 2014				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Market Value or Net Asset Value

Chunghwa Hsingta Co., Ltd.	Stocks
	Cotech Engineering Fuzhou Corp.	—	Financial assets carried at cost - noncurrent	—	$27,441	5	$—	—

Note 1:	Showing at carrying amounts with adjustments for fair value and deducted accumulated impairment loss; otherwise, showing at their original carrying amounts on amortized cost deducted the accumulated impairment loss.
Note 2:	Market value was based on the closing price of December 31, 2014.
Note 3:	Market value of was based on the average trading price on December 31, 2014.

(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2014

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relation- ship	Beginning Balance		Acquisition		Disposal				Ending Balance
					Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thou- sands/ Thou- sand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)

Chunghwa Telecom Co., Ltd.	Bonds
	NAN YA Company 1st Unsecured Corporate Bond-A Issue in 2009	Held-to-maturity financial assets	—	—	—	$300,000 (Note 2)	—	$—	—	$—	$300,000 (Note 2)	$—	—	$—
	Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2009	Held-to-maturity financial assets	—	—	—	350,000 (Note 2)	—	—	—	—	350,000 (Note 2)	—	—	—
	Taiwan Power Co. 4th Secured Corporate Bond-A Issue in 2010	Held-to-maturity financial assets	—	—	—	600,000 (Note 2)	—	—	—	—	300,000 (Note 2)	—	—	300,000
	Yuanta FHC 1st Unsecured Corporate Bonds-A Issue in 2011	Held-to-maturity financial assets	—	—	—	300,000 (Note 2)	—	—	—	—	300,000 (Note 2)	—	—	—
	HSBC Bank (Taiwan) Limited 1st Financial Debenture-D Issue in 2011	Held-to-maturity financial assets	—	—	—	300,000 (Note 2)	—	—	—	—	300,000 (Note 2)	—	—	—

Senao International Co., Ltd.	Stocks
	Senao International (Samoa) Holding Ltd.	Investments accounted for using equity method	—	Subsidiary	59,175	1,750,220	22,000	666,425	—	—	—	—	81,175	2,416,645 (Note 3)

Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relation- ship	Beginning Balance		Acquisition		Disposal				Ending Balance
					Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thou- sands/ Thou- sand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)

Senao International (Samoa) Holding Ltd.	Stocks
	Senao International HK Limited	Investments accounted for using equity method	—	Subsidiary	58,440	1,727,221	22,000	666,425	—	—	—	—	80,440	2,393,646 (Note 3)
Senao International HK Limited	Stocks
	Senao Trading (Fujian) Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	—	709,528	—	363,642	—	—	—	—	—	1,073,170 (Note 3)
	Senao International Trading (Shanghai) Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	—	653,055	—	302,783	—	—	—	—	—	955,838 (Note 3)

Note 1:	Showing at their original carrying amounts without adjustments for fair values.
Note 2:	Stated at its nominal amounts.
Note 3:	The amount was eliminated upon consolidation.

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ACQUISITION OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2014

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Types of Property	Transac- tion Date	Transac- tion Amount	Payment Term	Counter- party	Nature of Relation- ships	Prior Transaction of Related Counter-party				Price Reference	Purpose of Acquisition	Other Terms
							Owner	Relationships	Transfer Date	Amount

Chunghwa Precision Test Tech Co., Ltd.	Land and building	March 6, 2014	$435,000	Paid	Teamyoung Advance Ceramics Co., Ltd.	—	—	—	—	$—	In accordance with land appraisal report	Manufacturing purpose	None

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

DISPOSAL OF INDIVIDUAL REAL ESTATE PROPERTIES AT COSTS OF AT LEAST NT$300 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2014

(Amounts in Thousands of New Taiwan Dollars)

Seller	Property	Event Date	Original Acquisition Date	Carrying Amount	Transac- tion Amount	Collection	Gain (Loss) on Disposal	Counter- party	Relationship	Purpose of Disposal	Price Reference	Other Terms

Light Era Development Co., Ltd.	Land and building	August 1, 2014	September 25, 2009	$609,555	$1,214,908	Collected	$605,353	Chung-Hsin Electric & Machinery Mfg. Co., Ltd., Ms. Chen and Mr. Sung	—	In order to create higher value of stockholders’ equity	In accordance with land appraisal report	None

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

YEAR ENDED DECEMBER 31, 2014

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction (Note 4)		Notes/Accounts Payable or Receivable
			Purchase/Sale (Note 1)	Amount (Notes 2 and 5)	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Notes 3 and 5)	% to Total

Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$834,238	—	30 days	$—	—	$82,525	—
			Purchase	12,080,197	10	30-90 days	—	—	(1,379,747)	(7)
	Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	899,783	1	30 days	—	—	(810,901)	(4)
	Donghwa Telecom Co., Ltd.	Subsidiary	Sales	154,781	—	30 days	—	—	48,373	—
	Chunghwa Telecom Global, Inc.	Subsidiary	Purchase	349,711	—	90 days	—	—	(55,358)	—
	CHIEF Telecom Inc.	Subsidiary	Sales	256,099	—	60 days	—	—	28,844	—
			Purchase	317,687	—	30 days	—	—	(60,086)	—
	Honghwa International Co., Ltd.	Subsidiary	Purchase	1,624,576	1	30 days	—	—	(499,609)	(3)
	Taiwan International Standard Electronics Co., Ltd.	Associate	Purchase	471,564	—	30-90 days	—	—	(107,006)	(1)
	So-net Entertainment Taiwan Ltd.	Associate	Sales	247,376	—	60 days	—	—	17,297	—
	ST-2 Satellite Ventures Pte. Ltd.	Associate	Purchase	416,114	—	30 days	—	—	(50,546)	—
	International Integrated System, Inc.	Associate	Purchase	246,407	—	30 days	—	—	(108,657)	(1)
	Skysoft Co., Ltd.	Associate	Purchase	124,253	—	30 days	—	—	(29,391)	—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	12,088,243	29	30-90 days	—	—	1,392,086	64
			Purchase	586,307	2	30 days	—	—	(82,314)	(3)
	HopeTech Technologies Limited	Associate	Purchase	334,443	1	30 days	—	—	(13,174)	(1)
CHIEF Telcom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	317,687	20	30 days	—	—	60,086	40
			Purchase	255,476	23	60 days	—	—	(28,117)	(27)
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	1,885,565	78	30 days	—	—	810,901	88
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Purchase	154,781	25	30 days	—	—	(48,373)	(56)
Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	349,711	59	90 days	—	—	55,358	52
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	1,624,576	100	30 days	—	—	499,421	100

Note 1:	Purchase included acquisition of services cost.
Note 2:	The differences were because Chunghwa Telecom Co., Ltd. and subsidiaries classified the amount as inventories, property, plant and equipment, intangible assets, and operating expenses.

(Continued)

Note 3:	Notes and accounts receivable did not include the amount as amounts collected for others and other receivables.
Note 4:	Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.
Note 5:	All intra-company transactions, balances, income and expenses are eliminated in full upon consolidation.

(Concluded)

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

DECEMBER 31, 2014

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken

Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$433,448 (Note 2)	13.46	$—	—	$370,407	$—

Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,831,373 (Note 2)	8.57	—	—	1,315,368	—

Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	810,901 (Note 2)	3.63	—	—	473,542	—

Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	499,421 (Note 2)	5.11	—	—	166,835	—

Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd	Parent Company	100,711 (Note 2)	3.71	—	—	100,711	—

Note 1:	Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.
Note 2:	The amount was eliminated upon consolidation.

TABLE 8

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

YEAR ENDED DECEMBER 31, 2014

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2014			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				December 31, 2014	December 31, 2013	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	$1,065,813	$1,065,813	71,773	28	$1,631,725	$530,810	$141,716	Subsidiary (Note 5)
	Light Era Development Co., Ltd.	Taiwan	Housing, office building development, rent and sale services	3,000,000	3,000,000	300,000	100	4,351,696	564,315	564.540	Subsidiary (Note 5)
	Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	1,567,453	1,567,453	402,590	100	1,570,679	(61,726)	(61,726)	Subsidiary (Note 5)
	Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International telecommunications IP fictitious internet and internet transfer services	574,112	574,112	26,383	100	781,368	169,736	169,736	Subsidiary (Note 5)
	Chunghwa System Integration Co., Ltd.	Taiwan	Providing communication and information aggregative services	838,506	838,506	60,000	100	717,640	41,065	58,150	Subsidiary (Note 5)
	CHIEF Telecom Inc.	Taiwan	Internet communication and internet data center (“IDC”) service	482,165	482,165	37,942	69	665,287	222,221	156,162	Subsidiary (Note 5)
	Chunghwa Investment Co., Ltd.	Taiwan	Investment	639,559	639,559	68,085	89	567,677	122,946	109,654	Subsidiary (Note 5)
	Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	385,274	348,089	1	100	280,813	(29,846)	(29,790)	Subsidiary (Note 5)
	Honghwa International Co., Ltd.	Taiwan	Human resources service	180,000	180,000	18,000	100	221,762	30,334	30,334	Subsidiary (Note 5)
	Chunghwa International Yellow Pages Co., Ltd.	Taiwan	Yellow pages sales and advertisement services	150,000	150,000	15,000	100	183,186	18,953	18,953	Subsidiary (Note 5)

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2014			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				December 31, 2014	December 31, 2013	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
	Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Information and communications technology, international circuit, and intelligent energy network service	148,275	103,027	—	100	137,819	3,609	3,609	Subsidiary (Note 5)
	Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers	70,429	70,429	6,000	100	135,478	9,528	12,347	Subsidiary (Note 5)
	Spring House Entertainment Tech. Inc.	Taiwan	Network services, producing digital entertainment contents and broadband visual sound terrace development	62,209	62,209	10,277	56	123,523	(7,633)	(3,269)	Subsidiary (Note 5)
	Smartfun Digital Co., Ltd.	Taiwan	Software retail	65,000	65,000	6,500	65	60,769	15,986	10,433	Subsidiary (Note 5)
	Chunghwa Telecom Japan Co., Ltd.	Japan	International telecommunications IP fictitious internet and internet transfer services	17,291	17,291	1	100	30,679	7,818	7,818	Subsidiary (Note 5)
	Chunghwa Sochamp Technology Inc.	Taiwan	License plate recognition system	20,400	20,400	2,040	51	9,393	(7,410)	(4,926)	Subsidiary (Note 5)
	New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	—	—	—	100	—	—	—	Subsidiary (Note 3 and 5)
	International Integrated System, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	283,500	283,500	22,498	33	293,809	27,222	13,976	Associate
	Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	277,700	95,785	28,749	Associate

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2014			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				December 31, 2014	December 31, 2013	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
	Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	237,097	779,810	357,989	Associate
	Skysoft Co., Ltd.	Taiwan	Providing of On-line music, software, electronic information, and advertisement services	67,025	67,025	4,438	30	138,868	140,537	44,132	Associate
	So-net Entertainment Taiwan Ltd.	Taiwan	Online service and sale of computer hardware	120,008	120,008	9,429	30	99,525	24,000	7,200	Associate
	KingWay Technology Co., Ltd.	Taiwan	Publishing books, data processing and software services	71,770	71,770	3,541	27	89,527	35,028	11,214	Associate
	Taiwan International Ports Logistics Corporation	Taiwan	Import and export storage, logistic warehouse, and ocean shipping service	80,000	—	8,000	27	78,981	(3,759)	(1,019)	Associate
	Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service	97,598	48,113	5,400	18	44,492	(30,599)	(5,107)	Associate

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2014			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				December 31, 2014	December 31, 2013	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

	Alliance Digital Tech Co., Ltd.	Taiwan	Development of mobile payments and information processing service	$30,000	$30,000	3,000	13	$20,290	$(54,155)	$(8,818)	Associate
	Huada Digital Corporation	Taiwan	Providing software service	250,000	250,000	25,000	50	218,825	(17,358)	(8,679)	Jointly controlled entity
	Chunghwa Benefit One Co., Ltd.	Taiwan	E-commerce of employee benefits	50,000	—	5,000	50	37,841	(24,319)	(12,159)	Jointly controlled entity
Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	202,758	202,758	16,579	34	750,918	611,765	209,040	Associate
	Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	2,416,645	1,750,220	81,175	100	935,270	(601,032)	(600,304)	Subsidiary (Note 5)
	Dian Zuan Integrating Marketing Co., Ltd.	Taiwan	Information technology service and general advertisement service	24,000	—	2,400	8	22,410	(30,599)	(1,589)	Associate
CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunication and internet service	2,000	2,000	200	100	1,428	(117)	(117)	Subsidiary (Note 5)
	Chief International Corp.	Samoa Islands	Investment	6,068	6,068	200	100	26,155	4,973	4,973	Subsidiary (Note 5)
Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd.	Brunei	Investment	47,321	47,321	1,500	100	20,182	(544)	(544)	Subsidiary (Note 5)
Spring House Entertainment Tech. Inc.	Ceylon Innovation Co., Ltd.	Taiwan	International trading, general advertisement and book publishment service	10,000	10,000	—	100	10,432	680	680	Subsidiary (Note 5)
Light Era Development Co., Ltd.	Yao Yong Real Property Co., Ltd.	Taiwan	Real estate trading and leasing business	—	2,793,667	—	—	—	—	—	Subsidiary (Note 6)
Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	409,061	409,061	18,102	38	558,379	253,538	161,178	Associate
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech Co., Ltd.	Taiwan	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	212,226	91,875	13,343	48	367,239	196,624	97,085	Subsidiary (Note 5)
	Chunghwa Investment Holding Co., Ltd.	Brunei	Investment	46,035	46,035	1,432	100	16,261	(1,146)	(1,146)	Subsidiary (Note 5)
	Panda Monium Company Ltd.	Cayman	The production of animation	20,000	20,000	602	43	—	—	—	Associate
	CHIEF Telecom Inc.	Taiwan	Internet communication and internet data center (“IDC”) service	20,000	20,000	2,000	4	31,752	222,221	8,391	Associate (Note 5)
	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	44,641	530,810	888	Associate (Note 5)

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2014			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				December 31, 2014	December 31, 2013	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation	United States	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	12,504	12,504	400	100	14,081	705	705	Subsidiary (Note 5)
	CHPT Japan Co., Ltd.	Japan	Sale and maintenance of electronic parts and machinery processed products, and design of printed circuit board	2,008	2,008	600	100	1,689	71	71	Subsidiary (Note 5)
	Chunghwa Precision Test Tech. International Co., Ltd.	Samoa Islands	Wholesale electronic materials, electronic materials and general retail investment industry	2,957	2,957	100	100	2,481	(711)	(711)	Subsidiary (Note 5)
Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	375,274	348,089	1	100	271,850	(28,375)	(28,375)	Subsidiary (Note 5)
	MeWorks LIMITED (HK)	Hong Kong	Investment	10,000	—	—	20	8,965	(2,476)	(1,471)	Associate
Senao International (Samoa) Holding Ltd.	Senao International HK Limited	Hong Kong	International Investment	2,393,646	1,727,221	80,440	100	902,418	(604,114)	(604,114)	Subsidiary (Note 5)
	HopeTech Technologies Limited	Hong Kong	Information technology and telecommunication products sales	21,177	21,177	5,240	45	32,937	6,939	3,123	Associate

(Continued)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2014			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1 and 2)	Note
				December 31, 2014	December 31, 2013	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited	Hong Kong	Investment	$26,035	$26,035	6,520	100	$4,872	$(1,124)	$(1,124)	Subsidiary (Note 5)
Chunghwa International Yellow Pages Co., Ltd.	Click Force Marketing Company	Taiwan	Advertising services	39,000	—	5,173	49	39,028	2,476	28	Associate

Note 1:	The equity in net income (loss) of investees was based on audited financial statements.
Note 2:	The equity in net income (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.
Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) was incorporated in March 2006, but have not yet begun operation as of December 31, 2014.
Note 4:	Investment in mainland China is included in Table 9.
Note 5:	The amount was eliminated upon consolidation.
Note 6:	LED merged YYRP by absorption in October 2014.

(Concluded)

TABLE 9

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENT IN MAINLAND CHINA

YEAR ENDED DECEMBER 31, 2014

(Amounts in Thousands of New Taiwan Dollars)

Investee	Main Businesses	Total Amount of Paid- in	Investment Type	Accumulated Outflow of Investment from Taiwan as of January 1,	Investment Flows		Accumulated Outflow of Investment from Taiwan as of December 31,	Net Income (Loss) of the	% Ownership of Direct or Indirect	Investment Gain (Loss)	Carrying Value as of December 31,	Accumulated Inward Remittance of Earnings as of December 31,	Note
	and Products	Capital	(Note 1)	2014	Outflow	Inflow	2014	Investee	Investment	(Note 2)	2014	2014

Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$47,321	2	$47,321	$—	$—	$47,321	$(544)	100	$(544)	$20,182	$—	Note 6

Xiamen Sertec Business Technology Co., Ltd.	Customer services and platform rental activities	51,552	2	25,414	—	—	25,414	(2,296)	49	(1,024)	5,309	—	Note 6

Senao Trading (Fujian) Co., Ltd.	Information technology services and sale of communication products	1,073,170	2	709,528	363,642	—	1,073,170	(304,785)	100	(304,785)	403,675	—	Note 6

Senao International Trading (Shanghai) Co., Ltd. (Note 7)	Information technology services and sale of communication products	955,838	2	653,055	302,783	—	955,838	(278,068)	100	(278,068)	326,966	—	Note 6

Senao International Trading (Shanghai) Co., Ltd. (Note 7)	Information technology services and sale of communication products	87,540	2	87,540	—	—	87,540	(6,328)	100	(6,328)	76,460	—	Note 6

Senao International Trading (Jiangsu) Co., Ltd.	Information technology services and sale of communication products	263,736	2	263,736	—	—	263,736	(14,813)	100	(14,813)	91,909	—	Note 6

Chunghwa Telecom (China) Co., Ltd.	Energy conserving and providing installation, design and maintenance services	177,176	2	177,176	—	—	177,176	(21,247)	100	(21,247)	82,426	—	Note 6

(Continued)

Investee	Main Businesses	Total Amount of Paid- in	Investment Type	Accumulated Outflow of Investment from Taiwan as of January 1,	Investment Flows		Accumulated Outflow of Investment from Taiwan as of December 31,	Net Income (Loss) of the	% Ownership of Direct or Indirect	Investment Gain (Loss)	Carrying Value as of December 31,	Accumulated Inward Remittance of Earnings as of December 31,	Note
	and Products	Capital	(Note 1)	2014	Outflow	Inflow	2014	Investee	Investment	(Note 2)	2014	2014

Jiangsu Zhenghua Information Technology Company, LLC	Intelligent energy serving and intelligent building services	189,410	2	142,057	—	—	142,057	(6,348)	75	(4,760)	137,385	—	Note 6

Hua-Xiong Information Technology Co., Ltd.	Intelligent system and energy saving system services in buildings	56,386	2	28,855	—	—	28,855	(4,647)	51	(2,368)	24,599	—	Note 6

Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	2,970	2	—	2,970	—	2,970	(709)	100	(709)	2,483	—	Note 6

(Continued)

Investee	Accumulated Investment in Mainland China as of December 31, 2014	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA

Glory Network System Service (Shanghai) Co., Ltd. (Note 3)	$47,321	$47,321	$412,200

Xiamen Sertec Business Technology Co., Ltd. (Note 4)	25,414	79,882	676,145

Senao International Trading Co., Ltd. (Note 5)	2,380,284	2,680,644	—

Chunghwa Telecom (China) Co., Ltd. (Note 5)	177,176	177,176	—

Jiangsu Zhenghua Information Technology Company, LLC (Note 5)	142,057	142,057	—

Hua-Xiong Information Technology Co., Ltd. (Note 5)	28,855	44,653	—

Shanghai Taihua Electronic Technology Limited (Note 4)	2,970	2,970	676,145

Note 1:	Investments were through a holding company registered in a third region.
Note 2:	Recognition of investment gains (losses) was calculated based on the investee’s audited financial statements.
Note 3:	The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.
Note 4:	The amount was calculated based on the consolidated net assets value of Chunghwa Investment Co., Ltd.
Note 5:	Based on “Principle of investment or Technical Cooperation in Mainland China”, Chunghwa and Senao are not subjective to the limited amount due to the operating headquarters documents issued by Industrial Development Bureau.
Note 6:	The amount was eliminated upon consolidation.
Note 7:	The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

(Concluded)

TABLE 10

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

YEAR ENDED DECEMBER 31, 2014

(Amounts in Thousands of New Taiwan Dollars)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

2014	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	1	Accounts receivable	$82,525	—	—
					Accrued custodial receipts	350,923	—	—
					Accounts payable	1,379,747	—	—
					Amounts collected for others	451,881	—	—
					Revenues	834,238	—	—
					Operating costs and expenses	12,080,197	—	5
					Non-operating expense and losses	82	—	—
					Customer’s deposits	992	—	—
					Work in process	138	—	—
					Property, plant and equipment	7,840	—	—
			CHIEF Telecom Inc.	1	Accounts receivable	28,844	—	—
					Accounts payable	60,086	—	—
					Amounts collected for others	2,445	—	—
					Revenues	256,099	—	—
					Operating costs and expenses	317,687	—	—
					Customer’s deposits	177	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	1	Accounts receivable	20	—	—
					Accounts payable	2	—	—
					Revenues	2,482	—	—
					Operating costs and expenses	160	—	—
			Chunghwa International Yellow Pages Co., Ltd.	1	Accounts receivable	2,603	—	—
					Amounts collected for others	7,330	—	—
					Accounts payable	22,312	—	—
					Amounts collected for others	76,604	—	—
					Revenues	26,451	—	—
					Operating costs and expenses	62,376	—	—
			Chunghwa System Integration Co., Ltd.	1	Accounts receivable	17,586	—	—
					Accrued custodial receipts	5,072	—	—
					Accounts payable	810,901	—	—
					Revenues	29,513	—	—
					Non-operating income and gains	1,190	—	—
					Operating costs and expenses	899,783	—	—
					Customer’s deposits	6,549	—	—
					Work in process	158,089	—	—
					Prepaid expenses	12,985	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

					Spare parts	$6,786	—	—
					Property, plant and equipment	639,310	—	—
					Intangible assets	231,622	—	—
			Chunghwa Telecom Global, Inc.	1	Accounts receivable	9,904	—	—
					Accounts payable	55,358	—	—
					Revenues	49,439	—	—
					Operating costs and expenses	349,711	—	—
					Customer’s deposits	15,503	—	—
					Property, plant and equipment	76,601	—	—
			Donghwa Telecom Co., Ltd.	1	Accounts receivable	48,373	—	—
					Accounts payable	62,549	—	—
					Revenues	154,781	—	—
					Operating costs and expenses	89,270	—	—
					Property, plant and equipment	19,046	—	—
			Spring House Entertainment Inc.	1	Accounts receivable	6,220	—	—
					Accounts payable	22,322	—	—
					Amounts collected for others	6,173	—	—
					Revenues	44,115	—	—
					Operating costs and expenses	71,490	—	—
					Customer’s deposits	5	—	—
					Intangible assets	6,223	—	—
			Chunghwa Telecom Japan Co., Ltd.	1	Accounts receivable	4,017	—	—
					Accounts payable	5,471	—	—
					Revenues	20,010	—	—
					Operating costs and expenses	69,492	—	—
			Light Era Development Co., Ltd.	1	Accounts payable	4,702	—	—
					Revenues	3,157	—	—
					Operating costs and expenses	4,477	—	—
					Work in process	24,063	—	—
					Customer’s deposits	64	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	1	Accounts receivable	61,833	—	—
					Accounts payable	100,713	—	—
					Revenues	91,190	—	—
					Operating costs and expenses	68,598	—	—
					Property, plant and equipment	48,805	—	—
			Chunghwa Investment Co., Ltd.	1	Revenues	1,195	—	—
			Chunghwa Telecom (China) Co., Ltd.	1	Accounts receivable	750	—	—
					Accounts payable	1,335	—	—
					Revenues	714	—	—
					Operating costs and expenses	9,858	—	—
			Smartfun Digital Co., Ltd.	1	Accounts receivable	2,813	—	—
					Amounts collected for others	10,427	—	—
					Revenues	3,759	—	—
					Non-operating income and gains	56	—	—
					Operating costs and expenses	11,434	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

			Chunghwa Telecom Vietnam Co., Ltd.	1	Accounts receivable	$1	—	—
					Accounts payable	153	—	—
					Revenues	279	—	—
					Operating costs and expenses	8,515	—	—
			Chunghwa Sochamp Technology Inc.	1	Accounts payable	53,093	—	—
					Revenues	348	—	—
					Non-operating income and gains	54	—	—
					Operating costs and expenses	46,802	—	—
					Customer’s deposits	95	—	—
					Work in process	27,586	—	—
					Spare parts	5,452	—	—
			Chief International Corp.	1	Accounts receivable	4,628	—	—
					Accounts payable	6,236	—	—
			Honghwa International Co., Ltd.	1	Accounts receivable	624	—	—
					Accounts payable	499,609	—	—
					Revenues	4,935	—	—
					Operating costs and expenses	1,624,576	—	—
					Customer’s deposits	332	—	—
	1	Senao International Co., Ltd.	Light Era Development Co., Ltd.	3	Revenues	40	—	—
			Spring House Entertainment Inc.	3	Revenues	241	—	—
			Smartfun Digital Co., Ltd.	3	Accounts receivable	95	—	—
					Revenues	103	—	—
					Non-operating income and gains	360	—	—
			Chunghwa International Yellow Pages Co., Ltd.	3	Revenues	187	—	—
			Chunghwa System Integration Co., Ltd.	3	Accounts receivable	218	—	—
					Revenues	208	—	—

	2	CHIEF Telecom Inc.	Chunghwa System Integration Co., Ltd.	3	Accounts receivable	2	—	—
					Revenues	17	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	3	Accounts receivable	157	—	—
					Revenues	7,434	—	—
			Spring House Entertainment Inc.	3	Accounts receivable	13	—	—
				3	Revenues	2,109	—	—
			Donghwa Telecom Co., Ltd.	3	Accounts receivable	74	—	—
					Revenues	811	—	—
			Chunghwa Telecom Japan Co., Ltd.	3	Accounts receivable	1	—	—
					Revenues	7	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
	3	Chunghwa System Integration Co., Ltd.	Senao International Co., Ltd.	3	Revenues	22,821	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	3	Revenues	1,439	—	—
			Chunghwa International Yellow Pages Co., Ltd	3	Revenues	978	—	—
			Light Era Development Co., Ltd.	3	Accounts receivable	673	—	—
					Revenues	905	—	—
			Chunghwa Sochamp Technology Inc.	3	Revenues	17	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

			Honghwa International Co., Ltd.	3	Revenues	$1,499	—	—
			Spring House Entertainment Inc.	3	Revenues	639	—	—
	4	Chunghwa International Yellow Pages Co., Ltd.	Senao International Co., Ltd.	3	Revenues	10	—	—
			Chunghwa System Integration Co., Ltd.	3	Accounts receivable	71	—	—
					Revenues	68	—	—
			Chunghwa Telecom Global, Inc.	3	Revenues	120	—	—
			Light Era Development Co., Ltd.	3	Revenues	54	—	—
			Chunghwa Telecom Japan Co., Ltd.	3	Revenues	8	—	—
	5	Chunghwa Telecom Global, Inc.	CHIEF Telecom Inc.	3	Revenues	11	—	—
			Donghwa Telecom Co., Ltd.	3	Accounts receivable	343	—	—
					Revenues	3,785	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	3	Accounts receivable	578	—	—
					Revenues	8,500	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	3	Accounts receivable	233	—	—
					Revenues	197	—	—
					Non-operating income and gains	234	—	—
	6	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Singapore Pte., Ltd.	3	Prepaid expenses	20,160	—	—

	8	Light Era Development Co., Ltd.	CHIEF Telecom Inc.	3	Revenues	86,667	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	3	Revenues	476
	9	Chunghwa Telecom Singapore Pte., Ltd.	CHIEF Telecom Inc.	3	Accounts receivable	736	—	—
					Revenues	8,694	—	—
			Chunghwa Telecom Global, Inc.	3	Revenues	11,625	—	—
			Chunghwa Telecom Japan Co., Ltd.	3	Revenues	3,928	—	—
			Donghwa Telecom Co., Ltd.	3	Accounts receivable	1,559	—	—
					Revenues	12,808	—	—
	10	Chunghwa Telecom Japan Co., Ltd.	Chunghwa Telecom Singapore Pte., Ltd.	3	Revenues	2,294	—	—
	31	Smartfun Digital Co., Ltd.	Spring House Entertainment Inc.	3	Revenues	2,316	—	—
	33	Chunghwa Sochamp Technology Inc.	Chunghwa System Integration Co., Ltd.	3	Accounts receivable	452	—	—
					Revenues	430	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.
b.	Subsidiaries are numbered from “1”.

(Continued)

Note 2:	Related party transactions are divided into three categories as follows:

1.	The Company to subsidiaries.
2.	Subsidiaries to the Company.
3.	Subsidiaries to subsidiaries.

Note 3:	Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.
Note 4:	For assets and liabilities, amount is shown as a percentage to consolidated total assets as of December 31, 2014, while revenues, costs and expenses are shown as a percentage to consolidated total operating revenues for the year ended December 31, 2014.
Note 5:	The amount was eliminated upon consolidation.

(Concluded)